Exhibit 99.2

CanWest Global Communications Corp.

Management’s Discussion and Analysis

For the year ended August 31, 2006

November 2, 2006

CanWest Global Communications Corp.

Consolidated Financial Statements

For the years ended August 31, 2006 and 2005

This Management Discussion and Analysis contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our Annual Information Form for the year ended August 31 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com) . We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

OVERVIEW

CanWest is an international media company and is one of Canada’s largest media companies. CanWest is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia and Turkey.

SELECTED ANNUAL INFORMATION

	Year ended August 31
	2006	2005(1)	2004(1)
	$000	$000	$000
Revenue	2,878,625	3,032,485	2,877,249
Net earnings from continuing operations	5,365	12,006	187,584
Net earnings (loss)	178,672	10,205	(13,609)
Net earnings from continuing operations per share
Basic	$0.03	$0.07	$1.06
Diluted	$0.03	$0.07	$1.06
Net earnings (loss) per share
Basic	$1.01	$0.06	$(0.08)
Diluted	$1.01	$0.06	$(0.08)
Total Assets	5,642,808	5,330,310	5,573,643
Long term liabilities	3,668,960	3,433,345	3,502,813

(1)	Revised: The 2005 results have been revised to reflect the adoption of the Canadian Institute of Chartered Accountants , Emerging Issues Committee abstract 159 Conditional Asset Retirement Obligations, “EIC 159”, resulting in an adjustment to liabilities to reflect that certain of our assets have conditional asset retirement obligations associated with them (See note 1 to the audited consolidated financial statements) as well as to reflect the classification of our Ireland TV segment and Canadian Radio operations as discontinued (See note 15 to the audited consolidated financial statements). The 2004 results also been revised to reflect the adoption of EIC 159 and to reflect the classification of our Ireland TV segment and Canadian Radio operations.

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Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have three television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. Our New Zealand television segment operates TV3 and C4 in New Zealand. Our Australian television segment includes our interest in TEN Group Pty Limited (“TEN Group”), which owns and operates TEN Television Network (“Network TEN”).

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publications revenues.

Publications and Interactive

Our publications and interactive segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publications and interactive revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

Radio

Our two radio segments consist of our radio operations in New Zealand and Turkey, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Outdoor advertising

Our outdoor advertising segment consists of TEN Group’s wholly-owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays.

Foreign currency effects

Our Australia, New Zealand and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During fiscal 2006, the Canadian dollar appreciated against the Australian dollar by 8% and the New Zealand dollar by 13%, as compared to currency translation rates for the same period in the prior year. Since the completion of our acquisition, the Canadian dollar has appreciated against the New Turkish Lira by 9%.

Seasonality

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

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ACQUISITIONS AND DIVESTITURES

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

•	In July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%.

•	In September 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). In addition, in July 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited).

•	In September 2005, we acquired a radio licence to operate a station in the Solent region of the United Kingdom. This radio station, Original 106 fm, commenced operations in October, 2006. In September 2006, we were awarded a second radio broadcast licence in the UK in Bristol.

•	In October 2005, we completed the initial public offering of the CanWest MediaWorks Income Fund, which reduced our ownership of our publications and interactive operations and certain shared services from 100% to 74.2%.

•	In April 2006, we acquired economic control of the assets and operations of four radio stations in Turkey.

•	In June and July 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited, 100% of Outdoor Plus Pty Limited and 100% of Eye Corp (USA) Inc. (formerly Media Choice).

•	In August 2006, we completed the sale of TV3 Ireland.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements.

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets primarily based on their contractual terms and renewability, and on historical customer turnover rates. Significant changes in these factors could result in changes to the life of intangible assets. As at August 31, 2006 we had $1,097 million of indefinite life intangible assets and $77 million of finite life intangible assets.

In performing the annual impairment testing of goodwill and indefinite life intangible assets, we make a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset or reporting unit could be bought or sold in a current transaction between arms length parties. The determination of that fair value is performed using one or a combination of valuation techniques. Valuation for indefinite life broadcast licenses have been determined using an income approach and more specifically the “Greenfield” approach in which the value is determined based on the present value of the required resources and eventual returns from the build out of an operational network and the acquisition of advertisers, starting with only the broadcast licenses as assets. The valuation of mastheads is performed using a relief from royalty methodology. For the valuation of goodwill we utilize a combination of a market approach and an income approach. The market approach is used where comparable public market data is available. In applying the income approach we estimate future cash flows for the reporting unit based on our business plans as well as a consideration of expected industry growth rates and inflation rates. In addition, an estimate of the residual value for the reporting unit is made considering precedent

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transactions for comparable companies and other market factors. The value of the reporting unit is determined based on the present value of these cash flows discounted using an appropriate risk based rate of return. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2006, the carrying value of intangibles and goodwill might have been different. As at August 31, 2006 we had $1,174 million of intangibles and $2,418 million of goodwill on our balance sheet.

The valuation of our Canadian television segment with a goodwill balance of $481 million was based on business plans that anticipate achieving improved profitability over the next three years. Failure to achieve the targets established in the business plan may result in a goodwill impairment.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax recovery was $76 million for the year ended August 31, 2006. Future tax assets were $196 million, while future tax liabilities were $140 million at August 31, 2006. See note 13 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal 2006 and 2005, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.25%. For the same periods, the discount rate used in measuring the liability was 5.75% and 5.35%, respectively. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2006 and 2005, management assumed that salaries would increase by 3.00% and 3.50% respectively. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2006 was $31 million. As at August 31, 2006 our total plan assets were $347 million, our obligations were $529 million resulting in an aggregate plan deficit of $182 million. For accounting purposes the effect of certain items which impact the valuation of the liability are deferred and amortized over the average remaining service life of our employees. As at August 31 the total of these amounts which reduces our liability for accounting purposes is $140 million which is being amortized over 12 years for pension plans and 16 years for post retirement benefit plans. Use of different assumptions would vary results.

Broadcast Rights

At August 31, 2006, we had $219 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure that the net realizable value of the broadcast rights exceeds their book value.

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CHANGES IN ACCOUNTING POLICIES

During 2006, we applied the interpretations of the Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 “Conditional Asset Retirement Obligations” (EIC-159). Under EIC-159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. We have determined that we have conditional asset retirement obligations on certain of our assets, and accordingly, have recognized a liability in the year. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (2005 - $0.2 million), increased asset retirement obligation by $3.8 million (2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million), decreased minority interest by $0.1 million (2005 - $ 0.1 million), increased amortization expense for the year ended August 31, 2006 by $0.2 million (2005 - $0.2 million), decreased future tax expense for the year ended August 31, 2006, by a nominal amount (2005 - $0.1 million), and decreased net earnings for the year ended August 31, 2006 by $0.3 million (2005 - $0.1 million) with no impact on basic or diluted earnings per share for the year ended August 31, 2006 and 2005. Opening retained earnings for the year ended August 31, 2006 has been decreased by $1.8 million (2005 - $1.7 million).

The Emerging Issues Committee of the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued EIC 161, Discontinued Operations. EIC 161 addresses the allocation of interest expense to discontinued operations based on the principal amount of debt that will or could be paid with the proceeds from the sale of such operations. EIC 161 also specifies that general corporate overhead expenses may not be allocated to discontinued operations. EIC 161 applies to all disposal transactions initiated after April 12, 2006. The Company applied EIC 161 prospectively and it did not have an impact on the Company’s results of operations or financial position.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we will apply in our fiscal year beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of such standards.

The Emerging Issues Committee (“EIC”) of the Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, (“EIC 162”) which must be applied by us in the first interim period ending subsequent to December 31, 2006. EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense should be recognized on the grant date. We are currently considering the impact of the adoption of such standards.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the year ended August 31, 2006, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

OPERATING RESULTS

Introductory Note

•	Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 24 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

•	Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles (“GAAP”). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under “Reconciliation of Non-GAAP Financial Measures” section of this report.

Fiscal 2006 Compared to Fiscal 2005

Following is a table summarizing segmented results for the year ended August 31, 2006 and August 31, 2005. See note 24 to our audited consolidated financial statements:

	Revenue		Segment Operating Profit
	2006	2005[1]	2006		2005[1]
	$000	$000	$000		$000
Operating Segments

Publications and Interactive – Canada	1,258,455	1,228,851	248,429		254,875

Television
Canada	656,275	696,106	31,487		126,425
Australia - Network TEN	656,306	783,315	197,229		293,528
New Zealand	108,886	122,995	25,939		30,110

	1,421,467	1,602,416	254,655		450,063

Radio
New Zealand - RadioWorks	83,926	93,428	23,990		26,392
Turkey	5,726	—	2,610		—

	89,652	93,428	26,600		26,392

Outdoor - Australia	109,051	107,790	19,593		23,173
Corporate and other	—	—	(39,928)		(32,065)

Total	2,878,625	3,032,485	509,349		722,438

Ravelston management contract termination			—		(12,750)

Operating income before amortization			509,349	(2)	709,688 (2)

(1)	Revised to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.
(2)	See Reconciliation of Non-GAAP Financial Measures.

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Consolidated Results

Revenues. Consolidated revenues of $2,879 million for the year ended August 31, 2006, declined $154 million, or 5% from $3,032 for the year ended August 31, 2005. Revenues for the year ended August 31, 2006 reflected a 13% decrease in revenues from international media operations, a 6% decrease for Canadian television revenues which was partially offset by a 2% increase in Canadian publications and interactive revenue. The decrease in the international operations in part reflects the strengthening Canadian dollar against the Australian and New Zealand dollars.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the year ended August 31, 2006 increased $46 million or 2% to $2,369 million from $2,323 million in fiscal 2005. This increase reflects local currency expense increases in all operations partially offset by the effect of the strengthening Canadian dollar on conversion of operating expenses of our international operations.

Ravelston management contract termination. In fiscal 2005, we incurred a charge of $13 million related to the termination of our Ravelston management contract.

Operating income before amortization. Consolidated operating income before amortization for the year ended August 31, 2006 decreased by $200 million or 28% to $509 million from $710 million for fiscal 2005. The decrease in operating income before amortization reflects reduced operating results as well as the impact of the strengthening Canadian dollar on conversion of results of our international media operations. Utilizing the prior year’s currency translation rates in translating fiscal 2006 results to Canadian dollars would have increased current year operating income before amortization by $27 million.

Amortization. Amortization of intangibles was $12 million for the year ended August 31, 2006 compared to $20 million for fiscal 2005. Amortization of intangibles decreased because one intangible asset was fully amortized in the second quarter of 2006. Amortization of property plant and equipment was $94 million for the year ended August 31, 2006 compared to $91 million for fiscal 2005, reflecting additions made during both fiscal 2006 and 2005.

Interest expense. Interest expense was $194 million for the year ended August 31, 2006 compared to $251 million in fiscal 2005, primarily reflecting a reduced level of debt as a result of our repayment of debt in both fiscal 2006 and 2005.

Interest rate and foreign currency swap losses. For the year ended August 31, 2006, we recorded losses of $139 million to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled are marked to fair value through earnings. There was a substantial increase in the notional amount of such overhanging swaps in the first quarter as a result of the debt settled. A number of swaps were also settled in the first quarter as described in the “CanWest MediaWorks Income Fund and related transactions” section of this report, which reduced our exposure to fluctuations in fair value. This compared to losses of $121 million in fiscal 2005.

Foreign exchange losses. We recorded foreign exchange losses of $8 million for the year ended August 31, 2006, primarily related to our inter-company advances to our Turkish operations as a result of the weakening New Turkish Lira relative to the Canadian dollar. These foreign exchange gains and losses are realizable on a current basis because the intention is that the inter-company loans will be repaid.

Investment gains. We recorded investment gains of $102 million for the year ended August 31, 2006, compared to nominal investment gains for fiscal 2005. The gain for the year ended August 31, 2006 relates to the dilution gain of $101 million recorded on the sale of 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund and a gain of $1 million on the disposal of non-core assets. The gains in 2005 were primarily due to gains on disposal of non-core assets.

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Goodwill impairment. In fiscal 2005, we performed our annual impairment testing and determined that the value of goodwill related to the National Post was impaired and as a result, recorded a goodwill impairment loss of $41 million.

Asset impairment. For fiscal 2005, we performed our annual impairment testing and determined that the value of circulation of the National Post was impaired which resulted in a loss of $10 million.

Loss on debt extinguishment. During fiscal 2006, we completed a tender offer and consent solicitation through which we retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the year ended August 31, 2006 as a loss on debt extinguishment of $117 million. During year ended August 31, 2005, we exchanged our 12.125% Junior Subordinated Notes for the 8% Senior Subordinated Notes and recorded a loss on debt extinguishment of $44 million.

Income taxes. Our income tax recovery was $76 million for the year ended August 31, 2006 compared to income tax expenses of $20 million for fiscal 2005. The effective tax rate for the year ended August 31, 2006 was below our statutory rate of 34% due to adjustments in the income tax expense including: $46 million related to the non-taxable dilution gain, $14 million recovery due to the resolution of certain tax disputes, $16 million related to the allocation of limited partnership earnings to the minority interest, the effect of non-taxable capital gains of $2 million, the effect of a decrease in future tax rates of $5 million, $4 million related to the effect of valuation allowance on future tax assets and $9 million due to foreign income tax rates being lower than the Canadian income tax rates partially offset by a provision of $6 million related to non deductible expenses and $3 million related to non deductible foreign exchange losses. See note 13 of our consolidated financial statements for the income tax rate reconciliations.

Minority interest. For the year ended August 31, 2006, we recorded minority interest charges related to the 30% minority interest in CanWest MediaWorks (NZ) Limited (“CanWest MediaWorks (NZ)”) of $6 million, the 43.6% minority interest in TEN Group of $54 million and the 25.8% minority interest in the Limited Partnership of $43 million. The minority interest charge related to TEN Group decreased by 40% and CanWest MediaWorks (NZ) decreased by 17%, for the year ended August 31, 2006, as a result of decreased net earnings for each of these entities. There was no minority interest charge related to the Limited Partnership during fiscal 2005 because it was wholly owned to October 12, 2005.

Net earnings from continuing operations. Our net earnings from continuing operations for year ended August 31, 2006 were $5 million, or $0.03 per share, compared to $12 million or $0.07 per share, for fiscal 2005.

Discontinued operations. Net earnings from discontinued operations were $10 million for year ended August 31, 2006 compared to a loss of $2 million for fiscal 2005. These earnings reflect the operations of our Fireworks entertainment operations which were sold in July and September 2005, the results of operations of TV3 Ireland which was sold on August 31, 2006 as well as the results of our two Canadian radio stations which we have agreed to sell with closing subject to regulatory approval. In addition, the sale transaction for TV3 Ireland closed August 31, 2006 which resulted in a gain on sale of $164 million, net of tax of $6 million.

Net earnings. Our net earnings for the year ended August 31, 2006 were $179 million or $1.01 per share, compared to $10 million, or $0.06 per share for fiscal 2005.

Segmented Results

Publications and Interactive

Revenue. Publications and Interactive revenues for the year ended August 31, 2006 increased by $30 million, or 2%, to $1,258 million, compared to revenues of $1,229 million for fiscal 2005. Advertising revenues increased by 2% as a result of growth in revenues reflecting a slowdown in classified advertising revenues offset by increased revenue from inserts, national and retail advertising. Total lineage sold decreased by 2% while average rates increased by 3% for fiscal 2006 as compared to fiscal 2005. Significant growth in online classified

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revenue partially offset declines in print classified revenue. While circulation volume declined by 3% for the year ended August 31, 2006 as compared to fiscal 2005, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the newspaper and interactive segment was approximately 20% for the year ended August 31, 2006 compared to 21% for fiscal 2005. For fiscal 2007, we expect growth in advertising revenues as a result of higher advertising rates and increased insert volumes which will be partially offset by a continuation of the reduced level of activity in print classified advertising we have experienced in the past several quarters. Circulation revenues in 2007 are expected to be consistent with 2006. In addition, we expect to see continued increases in our online classified advertising revenue which will mitigate the effect of the declines in print classified advertising revenues.

Operating expenses. Compared to the same period last year, operating expenses of our Publications and Interactive operations increased by $36 million or 4% for year ended August 31, 2006. This reflected higher payroll costs, expenses related to the introduction of new interactive products and increased distribution costs resulting from higher insert volumes and increased fuel prices. In addition, fiscal 2006 included increased employee severance costs of $6 million related to terminations that occurred during the year. Newsprint pricing increased by 4% for the year ended August 31, 2006 compared to fiscal 2005. This price increase was fully offset by a 5% reduction in newsprint consumption. As a result of cost containment initiatives implemented in the second quarter of fiscal 2006, the pace of expense increase was significantly reduced for the latter half of fiscal 2006. For fiscal 2007, we expect to see further benefits from these cost containment initiatives which will mitigate the effect of normal wage escalation.

Segment operating profit. Our Publications and Interactive operations had a decrease of $6 million, or 3% in segment operating profit to $248 million for the year ended August 31, 2006 compared to $255 million for fiscal 2005. These results included operating losses of $12 million relating to Dose and Metro, our newspaper start up operations compared to $8 million for fiscal 2005, and the increase in employee severance of $6 million for the year ended August 31, 2006. During the third quarter, we ceased production of the printed publication of Dose while moving dose.ca to the interactive division. This contributed to improved segment operating profit relative to the prior year for the fourth quarter of fiscal 2006.

Canadian Television

Revenues. For the year ended August 31, 2006, revenues from our Canadian Television operating segment of $656 million were $40 million, or 6% lower than fiscal 2005. The revenue comparison in fiscal 2006 was affected by declines in production revenue in fiscal 2006 relative to fiscal 2005 of $12 million as a result of the discontinuation of certain production activities at the end of fiscal 2005.

The Canadian Television segment recorded a 5% decrease in airtime revenues for the year. The decrease in advertising revenues is primarily attributable to weaker ratings performance of our conventional television programming over the past several quarters. This has been compounded by challenges which are faced by all conventional television operators in Canada which has resulted from increased competition and fragmentation of the television advertising market and a regulatory system which has disadvantaged conventional broadcasters relative to specialty services. We have entered the 2007 broadcasting season in September 2006 with the return of our strongest ratings performing programs from the 2006 season including Prison Break, House and Survivor as well as the addition of some promising new programs including Shark, Brothers and Sisters, and Heroes. Recent ratings have shown that our conventional stations have an increased number of programs in the top ten and top 20 in our markets. This bodes well for modest increases in advertising revenues for fiscal 2007.

Subscriber revenues from our specialty channels increased by 16% for the year ended August 31, 2006 as compared to fiscal 2005, reflecting a 14% increase in subscribers.

Operating expenses. For the year ended August 31, 2006, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $625 million were $55 million, or 10% higher than the prior year, primarily as a result of an increase in program amortization and promotion expenses. In addition, operating expenses for fiscal 2006 were affected by increased employee severance costs of $5 million. In fiscal 2005 operating expenses included $10 million related to the production activities which were discontinued at the end of fiscal 2005. For fiscal 2007, we expect our program amortization expense to increase but at much lower levels relative to fiscal 2006.

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Segment operating profit. Canadian Television segment operating profit of $31 million for the year ended August 31, 2006 was 75% less than fiscal 2005 as a result of the revenue decreases and the expense increases described above.

Australian Television

Revenues. Segment revenues decreased by 16% to $656 million for the year ended August 31, 2006, from $783 million in the prior year. In local currency, revenues decreased 9% for the year ended August 31, 2006, reflecting a difficult advertising environment. Network TEN’s ratings remain strong for the year ended August 31, 2006 compared to the prior year. The effect of the weakening local currency relative to the Canadian dollar added to the decreases in revenue for the year ended August 31, 2006.

Operating expenses. Segment operating expenses decreased by $31 million or 6% to $459 million for the year ended August 31, 2006 as compared to fiscal 2005. This primarily reflects a 2% increase in operating expenses in local currency which was more than offset by the effect of the weaker Australian dollar on translation to Canadian dollars.

Segment operating profit. Segment operating profit decreased by 33% to $197 million for the year ended August 31, 2006, compared to $294 million for fiscal 2005.

New Zealand Television

Revenues. Revenues from television operations for New Zealand’s TV3 and C4 television networks decreased by 11% to $109 million for the year ended August 31, 2006, from $123 million in the prior year. In local currency, revenues increased by 1% for the year ended August 31, 2006, reflecting the effect of a short and discounted advertising market in New Zealand. The effect of the weakening local currency relative to the Canadian dollar offset the revenue increases for the year ended August 31, 2006 on translation to Canadian dollars.

Operating expenses. Operating expenses decreased by 11% to $83 million for the year ended August 31, 2006. The decrease reflected a 2% increase in operating expenses in local currency, which was more then offset by the weakening local currency relative to the Canadian dollar.

Segment operating profit. New Zealand’s TV3 and C4 produced segment operating profit of $26 million for the year ended August 31, 2006, a 14% decrease from the results recorded in fiscal 2005 as a result of the factors described above.

New Zealand Radio

RadioWorks continued its steady performance reporting revenue increases of 3% in local currency for the year ended August 31, 2006 which were more than offset by effect of the weakening New Zealand dollar. In Canadian dollars, revenues decreased by 10% to $84 million from $93 million. Segment operating profit declined by 9% to $24 million for the year ended August 31, 2006 as compared to fiscal 2005, as a result of the weakening New Zealand dollar.

Turkey Radio

Our Turkish radio operations commenced on April 14, 2006. During the period ended August 31, 2006, revenues were $6 million and segment operating profit was $3 million. These results met our expectations for this period.

Outdoor Advertising

Revenue from our Australian outdoor advertising segment increased by 1% or $1 million to $109 million for the year ended August 31, 2006 as compared to fiscal 2005. This increase reflected 10% growth in revenue in local currency driven by additional inventory as a result of acquisitions and stronger airport advertising revenues offset by the weakening Australian dollar. Our segment operating profit from TEN Group’s Outdoor Advertising operations decreased by 15% to $20 million for the year ended August 31, 2006 as compared to $23 million in fiscal 2005. Continued investment in expansion opportunities and the weakening Australian dollar resulted in this decrease in the segment operating profit.

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Corporate and Other

Corporate and other expenses increased by $8 million to $40 million for the year ended August 31, 2006 as compared to fiscal 2005. Corporate and other expenses for fiscal 2006 exceeded the normal run rate as a result of: $6 million in litigation expenses related to the Jerusalem Post, $2 million in expenses related to strategic planning initiatives, $1 million related to unsuccessful corporate development initiatives and an estimated $3 million in expenses related to our first year of compliance with the internal control certifications required by section 404 of the Sarbanes Oxley Act.

The three months ended August 31, 2006

Following is a table summarizing segmented results for the three months ended August 31, 2006 and August 31, 2005

	Revenue		Segment operating profit
	2006	2005(1)	2006	2005(1)
	$000	$000	$000	$000
Operating Segments
Publications and Interactive – Canada	293,211	290,242	52,877	38,869

Television
Canada	129,444	133,340	(22,049)	(12,545)
Australia-Network TEN	156,580	187,439	38,662	61,634
New Zealand	25,432	33,192	7,100	7,746

	311,456	353,971	23,713	56,835

Radio
New Zealand - RadioWorks	19,345	22,199	5,644	5,732
Turkey	3,480	—	1,234	—

	22,825	22,199	6,878	5,732

Outdoor-Australia	27,693	27,165	3,935	5,149
Corporate and other	—	—	(9,528)	(11,078)

	655,185	693,577	77,875	85,507

Ravelston management contract termination			—	(12,000)

Operating income before amortization			77,875 (2)	83,507 (2)

(1)	Revised to reflect the classification of our Ireland Television segment and Canadian radio stations as discontinued operations.
(2)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Consolidated Results

Revenues. Consolidated revenues decreased by $38 million, or 6% to $655 million for the three months ended August 31, 2006 as compared to $694 million for the same period in fiscal 2005. The decrease reflected slightly increased revenues in our Canadian publications and interactive operations as well as in our Australian outdoor operations which were more than offset by declines in our Canadian, Australian and New Zealand television operations as well as our New Zealand radio operations. Our revenues from our Australian and New Zealand operations were significantly affected by a 9% weakening of the Australian currency and an 18% weakening of the New Zealand currency relative to the Canadian dollar for the three months ended August 31, 2006 as compared to the same period in fiscal 2005.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased $33 million or 5% to $577 million for the three months ended August 31, 2006 as compared to $610 million for the same period in fiscal 2005. This decrease was the result of cost containment initiatives in our Canadian publications and interactive segment as well as the weakening New Zealand and Australian currencies relative to the Canadian dollar.

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Ravelston management contract termination. In the three months ended August 2005, we recorded a $12 million charge related to the termination of our Ravelston management contract.

Operating income before amortization. Consolidated operating income before amortization decreased by $6 million, or 7%, to $78 million for the three months ended August 31, 2006 as compared to $84 million the same period in fiscal 2005, despite the $12 million reduction in expenses related to the termination of the Ravelston management contract. The decrease in operating income before amortization reflected revenue declines which were partially offset by operating expense reductions.

Amortization. Amortization of intangibles was $1 million for the three months ended August 31, 2006 as compared to $5 million for the same period in fiscal 2005. Amortization of intangibles decreased because one intangible asset was fully amortized in the second quarter of 2006. Amortization of property, plant and equipment was $22 million for the three months ended August 31, 2006 as compared to $23 million for the same period in fiscal 2005.

Interest expense. Interest expense was $49 million for the three months ended August 31, 2006 as compared to $59 million for the same period in fiscal 2005, reflecting a reduced level of debt.

Interest rate and foreign currency swap losses. We recorded a $6 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired (“overhanging swaps”) for the three months ended August 31, 2006 as compared to $64 million for the same period in fiscal 2005. The decrease is partly due to a reduction in amount of overhanging swaps as a result of swaps settled in conjunction with the Income Fund Transactions., as described later in this report.

Foreign exchange gains. We recorded net foreign exchange gains of $5 million for the three months ended August 31, 2006 primarily related to our inter-company advances to our Turkish operations as a result of the strengthening New Turkish Lira relative to the Canadian dollar in the quarter These foreign exchange gains and losses are realizable on a current basis because the intention is that the inter-company loans will be repaid.

Goodwill impairment. For fiscal 2005, we performed our annual impairment testing and determined that the value of goodwill related to the National Post was impaired and as a result, recorded an impairment of $41 million in the three months ended August 31, 2005.

Asset impairment. For fiscal 2005, we performed our annual impairment testing and determined that the value of circulation related to the National Post was impaired and as a result, recorded an impairment of $10 million in the three months ended August 31, 2005.

Income taxes. For the three months ended August 31, 2006 we recorded an income tax recovery of $16 million. The effective tax rate was below the Company’s statutory rate of 34% as a result of adjustments in the income tax expense including: $4 million related to the allocation of limited partnership earnings to the minority interest, $2 million related to the effect of changes in tax rates, $4 million related to the effect of valuation allowances on future tax assets and $2 million due to foreign income tax rates being lower than the Canadian income tax rates.

Minority interests. For the three months ended August 31, 2006 we recorded minority interests charges related to the 30% minority interest in CanWest MediaWorks (NZ), the 43.6% minority interest in TEN Group and the 25.8% interest in the CanWest MediaWorks Limited Partnership of $2 million, $11 million and $12 million respectively, compared to the three months ended August 31, 2005 of $2 million, $17 million and nil, respectively. The minority interest charge for the Ten Group was less then the amounts recorded for the same quarter in fiscal 2005 as a result of the reduced earnings of these operations as well as the impact of the weakening Australian and New Zealand currencies on translation to Canadian dollars. There was no minority interest in the CanWest MediaWorks Limited Partnership in fiscal 2005 because it was wholly owned until October 12, 2005.

Net loss from continuing operations. Our net loss from continuing operations for the three months ended August 31, 2006 was $9 million compared to a net loss of $103 million for the same period in fiscal 2005.

Discontinued operations. Net earnings from discontinued operations were $0.4 million for three months ended August 31, 2006 compared to a loss of $3 million for the same period in fiscal 2005. These earnings reflect the

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operations of our Fireworks entertainment operations which were sold in July and September 2005, the results of operations of TV3 Ireland which was sold on August 31, 2006 as well as the results of our two Canadian radio stations which we have recently agreed to sell with closing subject to regulatory approval. The sale transaction for TV3 Ireland closed August 31, 2006 resulting in a gain on sale of $164 million, net of tax of $6 million.

Net earnings (loss). Our net earnings for the three months ended August 31, 2006 were $155 million or $0.87 per share compared to a net loss of $106 million or $0.60 per share for the same period in fiscal 2005.

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Segment Results

Publications and interactive

Revenues. Revenues increased by $3 million or 1% to $293 million for the three months ended August 31, 2006 as compared to $290 million for the same period in fiscal 2005. Total advertising revenue increased by 2%, reflecting declines in print classified revenues offset by increased national sales and online classified sales. For print advertising, total linage decreased by 1% while average rates increased by 1% for the quarter. Revenues from online classified advertising increased by 82% to $7 million for the fourth quarter of fiscal 2006. Circulation revenues of $62 million for the three months ended August 31, 2006 increased slightly from $61 million for the same period in fiscal 2005 as a result of a 5% decline in circulation offset by an increase in the rate per copy.

Operating expenses. Operating expenses of the publications and interactive segment decreased by $11 million or 4% to $240 million for the three months ended August 31, 2006 as compared to $251 million for the same period in fiscal 2005. The fourth quarter of fiscal 2006 reflects the full impact of cost containment initiatives which were implemented earlier in the year. These initiatives included reduction in newsprint consumption which was 7% lower in the period as compared to the prior year and expense decreases of $5 million related to discontinuance of the Dose printed publication. The cost reductions were partially offset by normal wage escalation as well as by a 5% increase in newsprint pricing.

Segment operating profit. Segment operating profit for the three months ended August 31, 2006 increased by $14 million, or 36% to $53 million as compared to $39 million for the same period in fiscal 2005. The increase resulted from increased revenues combined with the cost reductions discussed above. In the third quarter the printed version of Dose was discontinued. This increased operating profits for the quarter by $4 million relative to the prior year.

Canadian television

Revenues. In total, revenues from our Canadian television operating segment of $129 million were approximately $4 million, or 3% lower for the three months ended August 31, 2006 as compared to $133 million for the same period in fiscal 2005. The decrease was entirely due to a decline in revenues from certain unprofitable production activities which were discontinued at the end of fiscal 2005. Revenues from these activities were $8 million in the fourth quarter of fiscal 2005.

Conventional television revenues increased by 2% in the quarter as a result of increased advertising revenues, reflecting an improved program schedule.

Specialty television revenues increased by 14% in the period as compared to the same period in the prior year, reflecting improved advertising revenues for the recently rebranded TVtropolis (formerly Prime). As well there was a 15% increase in subscribers as compared to the same period in fiscal 2005.

Operating expenses. Operating expenses (including selling, general and administrative expenses) of $151 million at our Canadian television segment were $6 million, or 4%, higher than for the fourth quarter of fiscal 2005 primarily because of increased programming and promotion expenses. In addition, the Canadian television segment incurred $6 million more in employee severance costs in the three months ended August 31, 2006 as compared to the prior year. In the fourth quarter of fiscal 2005 the segment recorded $6 million in expenses related to the production activities which were discontinued at the end of fiscal 2005.

Segment operating profit. The Canadian television segment reported an operating loss of $22 million for the three months ended August 31, 2006, an increase of $10 million or 76% compared to a loss of $13 million for the same period in fiscal 2005. This reflects small revenue increases from conventional and specialty television operations which were more than offset by expense increases including programming expenses and increased employee severance charges.

Australian television

Revenues. Segment revenues decreased by 16% to $157 million for the three months ended August 31, 2006 from $187 million for the same period in fiscal 2005. In local currency, revenues decreased by 8%, reflecting a

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continued strong ratings position in a difficult television advertising market. Translation to Canadian dollars resulted in the remainder of the decline as currency translation rates were 9% lower for the period as compared to the same period last year.

Operating expenses. Segment operating expenses decreased 6% to $118 million for the three months ended August 31, 2006 as compared to $126 million for the same period in fiscal 2005 as a result of the decline in the currency translation rate. In local currency, operating expenses increased by 3% primarily reflecting increased programming costs.

Segment operating profit. Segment operating profit decreased by 37% to $39 million for the three months ended August 31, 2006 as compared to $62 million for the same period last year. In local currency the decline was 31% which reflected the declines in the Australian television advertising market as well as increased operating expenses.

New Zealand television.

Revenues. Revenues from television broadcast operations for New Zealand’s TV3 and C4 television networks decreased by 23% to $25 million for the three months ended August 31, 2006 as compared to $33 million for the same period in fiscal 2005. In local currency, revenues decreased by 7%, reflecting declines in the television advertising market. Revenues were further impacted by the 18% weakening in the New Zealand currency relative to the Canadian dollar for the fourth quarter of fiscal 2006 as compared to the fourth quarter of fiscal 2005.

Operating expenses. Operating expenses for the three months ended August 31, 2006 decreased by 28% to $18 million as compared to $25 million for the same period in fiscal 2005. In local currency, expenses decreased by 13%, primarily reflecting higher costs incurred in the fourth quarter of fiscal 2005 related to the development and start up of a new weeknight current affairs program – Campbell Live – and the re-launch of 3 News. The 18% depreciation of the New Zealand dollar relative to the Canadian dollar added the additional 18% decrease on translation to Canadian dollars.

Segment operating profit. New Zealand TV3 and C4 produced segment operating profit of $7 million for the three months ended August 31, 2006 compared to $8 million for the same period in fiscal 2006. In local currency segment operating profit increased by 11%.

New Zealand radio.

CanWest RadioWorks continued its steady performance despite a challenging advertising market. In local currencies revenue increased by 6%, operating expense increased by 1% and segment operating profits increased by 20% for the three months ended August 31, 2006 as compared to the same period in fiscal 2005. These increases are not apparent on translation to Canadian dollars as a result of an 18% decline in New Zealand to Canadian currency translation rates for the fourth quarter of fiscal 2006 compared to the fourth quarter of fiscal 2005. In Canadian dollars revenues decreased by $3 million or 13% to $19 million, operating expenses declined by $3 million, or 17%, to $14 million while segment operating profit remained flat at $6 million for the three months ended August 31, 2006 compared to the same period in fiscal 2005

Australian outdoor advertising.

Segment revenues increased by $1 million, or 2%, to $28 million for the three months ended August 31, 2006 from $27 million for the same period in fiscal 2005. This increase reflected 12% growth in revenue in local currency. Our segment operating profit from TEN’s outdoor advertising operations decreased by $1 million to $4 million as compared to the same period in fiscal 2005 as a result of costs associated with Eye Corp.’s successful international expansion strategy.

Corporate and other.

Corporate expenses were $2 million lower in the three months ended August 31, 2006 as compared to the same period in fiscal 2005. In addition to regular operating expenses we incurred $1 million related to certain unsuccessful corporate development activities, as well as increased costs related to our first year of compliance with the requirements under section 404 of the Sarbanes Oxley Act.

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CONSOLIDATED QUARTERLY FINANCIAL RESULTS

For the three month periods ended (in thousands of dollars, except as noted)

(unaudited)

2006

	31-Aug	31-May	28-Feb	30-Nov
Revenue	655,185	730,484	645,160	847,796
Operating income before amortization	77,875	116,681	81,493	233,300
Amortization of intangibles	1,285	676	4,887	5,575
Amortization of property, plant, and equipment and other	21,762	24,505	24,372	23,532
Net earnings (loss) from continuing operations	(9,071)	10,442	(20,142)	24,136
Net earnings (loss)	154,865	13,244	(19,342)	29,905

Cash flow from continuing operating activities	124,915	8,309	23,364	(51,300)

Cash flow from operating activities	128,197	11,797	25,325	(48,385)

Net earnings (loss) from continuing operations per share
Basic	$(0.05)	$0.06	$(0.11)	$0.14
Diluted	$(0.05)	$0.06	$(0.11)	$0.14

Net earnings (loss) per share
Basic	$0.87	$0.07	$(0.11)	$0.17
Diluted	$0.87	$0.07	$(0.11)	$0.17

2005
	31-Aug(1)	31-May(1)	28-Feb(1)	30-Nov(1)
Revenue	693,577	798,688	679,571	860,649
Operating income before amortization	83,507	193,976	146,939	285,266
Amortization of intangibles	5,456	4,988	4,958	4,939
Amortization of property, plant, and equipment and other	22,985	23,386	23,092	21,480
Net earnings (loss) from continuing operations	(103,247)	56,055	26,918	32,281
Net earnings (loss)	(106,060)	52,699	28,173	35,394

Cash flow from continuing operating activities	202,368	71,181	172,326	35,044

Cash flow from operating activities	214,852	84,044	182,430	55,482

Net earnings (loss) from continuing operations per share
Basic	$(0.58)	$0.32	$0.15	$0.18
Diluted	$(0.58)	$0.32	$0.15	$0.18

Net earnings (loss) per share
Basic	$(0.60)	$0.30	$0.16	$0.20
Diluted	$(0.60)	$0.30	$0.16	$0.20

1.	Revised to reflect the adoption of EIC 159, Conditional Asset Retirement Obligations, and to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.

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LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For fiscal 2007 we expect our major non-operating cash requirements to include capital expenditures of approximately $112 million and repayment of $4 million in principal payments on long term debt due in fiscal 2007. Of these amounts $67 million in capital expenditures will be related to the guarantors under our senior credit facilities. We expect to meet our cash needs for fiscal 2007 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

CanWest MediaWorks Income Fund and related transactions

In October 2005, we transferred our investment in our publications and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,340 million.

Concurrently, the Fund closed its initial public offering (“IPO”) of units and invested the proceeds in units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $35.2 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. The non-revolving facility matures in October 2010, and bears interest at banker’s acceptance rates plus a margin. The Limited Partnership has entered into interest rate swap contracts to fix the interest payments on a notional amount of $825 million to October 2008 reducing to $660 million to October 2010 resulting in an effective interest rate of 5.3%. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $823 million of drawings under its new credit facilities to repay the $1,340 million note payable to us.

As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership in the amount of $101 million.

The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $401 million from our credit facility were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

a. In October 2005, we completed a tender offer for our 10.625% senior subordinated notes payable due in 2011 and our 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $766 million was retired for cash of $850 million. In addition, deferred financing and other costs of $27 million relating to these notes were written off. The transaction resulted in a loss on debt

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retirement of $76 million, net of tax of $35 million. As a result of the repayment of these notes we recorded a swap loss of $34 million, net of tax of $19 million, related to the associated cross currency interest rate swaps. The notes not tendered were retired in June 2006 pursuant to the call provisions of the debenture.

b. In October 2005, we retired our senior credit facility. Debt with a book value of $526 million was settled for cash of $526 million. In addition, deferred financing costs of $6 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, we have recorded a loss of $46 million, net of tax of $25 million related to the associated interest rate and cross currency interest rate swaps.

c. In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364 million.

Following the Income Fund transactions in October 2005, our cash flow from the Limited Partnership has been diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions, a portion of which are subordinated. If distributable cash of the Limited Partnership was not sufficient to pay the entire distribution our share would be disproportionately affected by the shortfall. The subordination provisions expire in October 2007.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2006, we had cash on hand of $283 million including $46 million of Limited Partnership cash, $18 million of TEN Group cash and $5 million of CanWest MediaWorks (NZ) cash. The remaining cash include $179 million in net proceeds from the sale of TV3 Ireland which was utilized to reduce advances under our senior credit facility in September 2006. We had cash flow from operating activities of continuing operations of $105 million for the year ended August 31, 2006. This cash flow included a $76 million use in cash related to changes in non cash operating accounts. This change primarily reflected reductions in accounts payable and income taxes payable from August 31, 2005 to August 31, 2006. We do not expect to see this use of cash for operating accounts in fiscal 2007.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $150 million at August 31, 2006. TEN Group had unused borrowing capacity of A$530 million under its credit facilities.

Investment activities

In October 2005, we received proceeds of $1,340 million from the Limited Partnership which consisted of $517 million relating to the proceeds received from the initial public offering of the Fund and $823 million related to new debt obtained by the Limited Partnership. For further discussion of these activities, refer to CanWest MediaWorks Income Fund and related transactions section of this report.

On August 31, 2006 we closed the sale of our interest in TV3 Ireland which resulted in a gain on sale of $164 million net of tax of $6 million. Net proceeds of $179 million were held in cash at August 31, 2006 and applied to reduce advances under our senior credit facility in September 2006.

Uses of Funds

Capital Expenditures

In fiscal 2006, our capital expenditures amounted to $89 million. We also invested $3 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. Of these capital expenditures $38 million related to the guarantors under our credit facilities. In fiscal 2007, we expect to increase our capital expenditures to approximately $112 million. Approximately $67 million of the expected 2007 capital expenditures will relate to the guarantors under our credit facilities.

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Investment activities

During the second quarter, we acquired a 30% interest in The New Republic, a weekly opinion magazine based in Washington D.C., for US$2 million. We hold the option until December 31, 2006 to acquire the remaining 70% interest in The New Republic for US$5 million

On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company has provided financing to a third party to indirectly acquire the remaining equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

In September 2005 we were awarded a broadcast licence in the Solent region of the UK and in September 2006 we were awarded a second licence in Bristol. During fiscal 2005 we supported the cost of the start up of the UK radio operations and for fiscal 2007 we intend to continue to support the start up and to pursue additional expansion.

Our Investment in Ten Group and CanWest MediaWorks (NZ)

In October 2006 the Australian government passed legislation which will relax foreign ownership restrictions and cross media ownership restrictions in Australia which we expect will be enacted in our fiscal 2007. We have engaged Citigroup to assist us in exploring the opportunities that may arise from this change in legislation related to our investment in the Ten Group and in CanWest MediaWorks (NZ).

Debt

General

At August 31, 2006, we had total outstanding consolidated debt of $2,771 million compared to debt of $2,895 million as at August 31, 2005. This included $422 million (2005 - $446 million) advanced under our senior credit facility and $938 million (2005 - $1,940 million) in senior unsecured and senior subordinated notes. Senior debt of our consolidated subsidiaries consisted of $825 million (2005 – nil) of the Limited Partnership debt, $447 million (2005 - $348 million) of TEN Group debt, and $134 million (2005 - $155 million) of CanWest MediaWorks (NZ) debt

Credit Facility

In October 2005, we obtained a new $500 million revolving term senior credit facility. During the year, we obtained amendments to the credit facility that increased the amount available to $600 million and revised certain of the financial covenants under the credit facility. The credit facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the National Post, partnership units of the Limited Partnership, and shares and debentures of CanWest MediaWorks (NZ) and TEN Group. At August 31, 2006, we have drawn $422 million on this facility. As at August 31, 2006, we have $150 million, net of letters of credit of $28 million, available on this facility. In September 2007, the net proceeds from the sale of TV3 Ireland of $179 were applied to reduce advances under the facility and concurrently our total availability under the facility was reduced to $513 million.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. Prior to our swap settlements on November 3, 2005, we were required to make $119 million of

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recouponing payments related to overhanging swaps. On November 3, 2005, we settled a substantial portion of our swaps. Under our new credit facility, the minimum liability threshold is $500 million, as at August 31, 2006, the fair value of our interest rate swaps was $289 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Total leverage as calculated under CanWest MediaWorks Inc.’s credit facility was 5.5 times cash flow for debt covenant purposes for the twelve months ended August 31, 2006, compared to a revised covenant of 6.25 times.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2006 are summarized below.

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
	$000	$000	$000	$000	$000
Long term debt	2,771,185	4,250	277,491	1,247,249	1,242,195
Cash interest obligations on long term debt (1)	913,673	193,482	379,428	244,032	96,731
Cash payments on interest rate and foreign currency swap liabilities (2)	160,119	—	157,096	3,023	—
Obligations under capital leases	21,309	4,890	7,397	7,462	1,560
Operating leases	483,576	88,048	137,090	103,915	154,523
Purchase obligations (3)	1,332,783	392,457	284,085	237,116	419,125
Estimated pension funding obligations (4)	113,300	20,653	44,839	47,808
Other long term liabilities	142,417	—	87,018	—	55,399

Total	5,938,362	730,780	1,374,444	1,890,605	1,969,533

(1)	Interest obligations on long term debt represents an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayments and their related interest rate and foreign currency interest swaps
(2)	Cash payments on interest rate and foreign currency swap liabilities represents an estimate of future cash payments based on current expectations regarding interest rate levels and current expectations regarding foreign exchange rates.
(3)	Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs.
(4)	Pension funding obligation estimates have only been included for the next five years.

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FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

As at August 31, 2006, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

As of August 31, 2006, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) and receive floating rates of interest (at an average rate of 4.4%) on a notional amount of $1,172 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 3.7% on a notional amount of $520 million and receive floating rates of 7.7% on a notional amount of US$336 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 8.6% on a notional amount of $908 million and an average fixed rate of 8.0% on a notional amount of US$762 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ) and TEN Group. As at August 31, 2006, CanWest MediaWorks (NZ) had $134 million (NZ$185 million) of debt. NZ$165 million of this debt was swapped to a fixed rate (at an average rate of 7.5%) until 2010, and the remainder of the debt bears interest at a floating rate.

At August 31, 2006, TEN Group had long term debt of $447 million (A$485 million). TEN Group has entered into “pay floating receive fixed” cross currency swap contracts at an average floating rate of 7.2% on a notional amount of A$210 million and “received fixed” swap contracts at an average rate of 5.4% on a notional amount of US$ 125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$260 million.

Based on the swap contracts outstanding and the level of variable rate debt at August 31, 2006, we estimate that a 1% increase in floating interest rates would increase annual interest expense by $11 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2006, our outstanding swap contracts were in a net unrealized loss position of $328 million (including $46 million related to TEN Group). Of this amount $109 million (including $39 million related to TEN Group) is recorded in the book value of our long term debt on our balance sheet because we carry hedged foreign denominated debt at swapped rates and a net amount $139 million of the liability is recorded on our balance sheet as swap liabilities and assets related to swaps for which we are not utilizing hedge accounting.

As of August 31, 2006, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield interest rate curves would result in a $0.6 million deterioration in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.3 million change in the mark to market value of the cross currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $.3 million change in the mark to market value of the cross currency swaps.

INDUSTRY RISKS AND UNCERTAINTIES

Our risks and uncertainties have not materially changed from those described in our Annual Information Form for the year ended August 31, 2005 dated November 28, 2005 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com), except for risks specifically related to our acquisition in Turkey as discussed below.

22

We may be adversely affected by foreign exchange fluctuations.

The New Turkish Lira has declined by 9% since our acquisition of these operations. Fluctuations relative to the Canadian dollar will affect the comparison of Canadian dollar translated amounts over periods of time. For example, our loans made to our Turkish operations have decreased in value as they are denominated in New Turkish Lira and we have recorded an $8 million foreign exchange loss on the translation of these loans.

Changes in government regulations could adversely affect our business, financial condition or results from operations.

The radio industry in Turkey is subject to government regulations and policies, including rules related to licensing, ownership and programming standards. There can be no assurances that any changes to the rules or regulations will not have a material adverse affect on the business, financial condition or results of operations of our Turkish subsidiaries and investments or our ability to maintain our ownership interests in our Turkish subsidiaries and investments.

We operate under temporary broadcast frequency allocations.

In 1994, the Turkish regulator issued legislation pertaining to new procedures for the allocation of broadcasting frequencies and issuance of broadcasting licences. The legislation has not become effective and no date has been established for it to come into force. Consequently, the broadcasting frequencies allocated and licences issued to the Company are of an indefinite term. The inability to obtain permanent frequency allocations and licences from the Turkish regulator on acceptable terms could have a material effect on our business, financial condition or results of operations.

We do not control and are not permitted to control some of our broadcasting assets.

We do not own a majority voting interest in the companies that own the Turkish broadcast licenses and we are not permitted under Turkish law to have an equity interest in more than one broadcast license and our ownership is restricted to 25% equity ownership of the license.

OFF BALANCE SHEET ARRANGEMENTS AND GUARENTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

RELATED PARTY TRANSACTIONS

In October 2005, we settled senior subordinated notes held by our parent company with a book value of $49.7 million under the same terms offered to unrelated senior subordinated note holders for $55.4 million. Interest expense related to this debt totaled $0.7 million for the year ended August 31, 2006 (2005 - $6.0 million).

A company which is affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which we are a tenant. Rent paid to this company for the year ended August 31, 2006 amounted to $1.1 million (2005 – $1.1 million). An additional amount of $0.5 million of building development expenses was recorded as payable to this company.

23

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 25 of Notes to the Consolidated Financial Statements for the years ended August 31, 2006 and August 31, 2005.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

	For the three months ended August 31, (unaudited)		For the years ended August 31,
	2006	2005 (Revised)(1)	2006	2005 (Revised)(1)
Net earnings (loss)	154,865	(106,060)	178,672	10,205
Amortization	24,322	29,925	113,977	116,481
Interest and other financing expenses	50,810	62,843	200,710	263,828
Interest rate and foreign currency swap losses	6,194	64,034	138,639	121,064
Investment gains, losses, interest and dividend income	(139)	(1,785)	(105,000)	(4,293)
Foreign exchange gains	(4,526)	(2,637)	7,941	(8,583)
Loss on debt extinguishment	521		117,401	43,992
Goodwill impairment		41,406	—	41,406
Asset impairment		9,629	—	9,629
Loss (income) from discontinued operations	(163,936)	2,813	(173,307)	1,801
Provision for income tax expense (recovery)	(16,192)	(33,062)	(76,022)	20,226
Interest in earnings (losses) of equity accounted affiliates	(1,219)	(492)	(2,612)	(2,043)
Minority interests	23,089	17,971	102,067	96,597
Realized currency translation adjustments	4,086	(1,078)	6,883	(622)

Operating income before amortization	77,875	83,507	509,349	709,688

(1)	See note 1 to our audited consolidated financial statements.

OTHER

Share Data

As at November 2, 2006 we had the following number of shares outstanding:

Multiple voting shares	76,785,976
Subordinate voting shares	99,134,167
Non-voting shares	1,511,881

Our AIF is filed on SEDAR at www.sedar.com.

24

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005

MANAGEMENT’S REPORT TO SHAREHOLDERS

Financial Information

The Company’s management is responsible for preparing the accompanying financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”), as well as for the preparation of all other financial information contained in the Company’s annual report. In preparing these consolidated financial statements and other financial information, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Other financial data included throughout the Company’s annual report is prepared on a basis consistent with that of the consolidated financial statements.

PricewaterhouseCoopers LLP, the independent auditors appointed by the Company’s shareholders, were engaged to conduct an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements.

The Company’s Board of Directors is responsible for oversight and governance of the process which management follows in fulfilling its responsibilities for financial reporting and internal control. The Board is ultimately responsible for approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which comprise outside Directors. The Committee is responsible for meeting with the Company’s management, internal auditors and independent auditors. The Committee reviews audited and unaudited financial information prior to its release to the public. The Committee also considers and reviews reports from the independent auditors of the Company on the Company’s accounting policies and internal controls and makes recommendations to the Board and the Shareholders related to the engagement of the independent auditors. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that fairly represents the Company’s financial operations and that is consistent, reliable and relevant for the informed evaluation of the Company’s activities.

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission was conducted. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at August 31, 2006.

Management has excluded TEN Group Pty Limited (“TEN Group”) from its assessment of internal control over financial reporting because the Company does not have the ability to dictate or modify the controls of the entity and does not have the ability, in practice, to assess those controls. The TEN Group was created prior to December 15, 2003, and was consolidated by the Company on September 1, 2004, upon the adoption of Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, issued by the Canadian Institute of Chartered Accountants. The total assets, net assets, revenues and segment operating profit of the excluded entity represents 13.4%, 2.1%, 26.6%, and 42.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended August 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at August 31, 2006 has been audited by PricewaterhouseCoopers LLP, the independent auditors who audited the consolidated financial statements included in this annual report. Their report is included herein.

Leonard Asper	John Maguire
Chief Executive Officer	Chief Financial Officer

November 2, 2006

PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

November 2, 2006

Independent Auditors’ Report

To the Shareholders of

CanWest Global Communications Corp.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of CanWest Global Communications Corp. as of August 31, 2006 and audit of its August 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of CanWest Global Communications Corp. (the “Company”) as at August 31, 2006 and August 31, 2005, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at August 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at August 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and August 31, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

To the Shareholders of

CanWest Global Communications Corp.

November 2, 2006

Internal control over financial reporting

We have also audited management’s assessment, included in the accompanying Management’s Report to Shareholders, that the Company maintained effective internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

To the Shareholders of

CanWest Global Communications Corp.

November 2, 2006

As described in Management’s Report to Shareholders, management has excluded TEN Group Pty Limited (“TEN Group”) from its assessment of internal control over financial reporting as of August 31, 2006 because the Company does not have the ability to dictate or modify the controls of the entity and does not have the ability, in practice, to assess those controls. The TEN Group was created prior to December 15, 2003, and consolidated by the Company on September 1, 2004, upon the adoption of Accounting Standards Board of the Canadian Institute of Chartered Accountants, Accounting Guideline 15 (“AcG 15”), Consolidation of Variable Interest Entities. The Company’s equity investment in TEN Group is 14.4% and economic interest is 56.4%. We have also excluded TEN Group from our audit of internal control over financial reporting. TEN Group’s total assets, net assets, revenues and segment operating profit of the excluded entity represents 13.4%, 2.1%, 26.6%, and 42.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended August 31, 2006.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at August 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Chartered Accountants

Winnipeg, Canada

November 2, 2006

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1. Our report to the shareholders dated November 2, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or corrections of errors in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Winnipeg, Canada

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars except as otherwise noted)

	2006	2005
		(Revised notes 1 and 15)
Revenue	2,878,625	3,032,485
Operating expenses	1,551,852	1,532,939
Selling, general and administrative expenses	817,424	777,108
Ravelston management contract termination (note 22)	—	12,750

	509,349	709,688
Amortization of intangibles (note 6)	12,423	20,341
Amortization of property, plant and equipment (note 4)	94,171	90,943
Other amortization	7,383	5,197

Operating income	395,372	593,207
Interest expense	(194,216)	(251,120)
Interest income	2,510	2,766
Amortization of deferred financing costs	(6,494)	(12,708)
Interest rate and foreign currency swap losses (note 8)	(138,639)	(121,064)
Foreign exchange gains (losses) (note 7)	(7,941)	8,583
Investment gains, losses and write-downs (note 14)	102,490	1,527
Goodwill impairment (note 5)	—	(41,406)
Asset impairment (note 6)	—	(9,629)
Loss on debt extinguishment (note 7)	(117,401)	(43,992)

	35,681	126,164
Provision for (recovery of) income taxes (note 13)	(76,022)	20,226

Earnings before the following	111,703	105,938
Minority interest	(102,067)	(96,597)
Interest in earnings of equity accounted affiliates	2,612	2,043
Realized currency translation adjustments (note 12)	(6,883)	622

Net earnings from continuing operations	5,365	12,006
Gain on sale of discontinued operations (note 15)	163,547	—
Earnings (loss) from discontinued operations (note 15)	9,760	(1,801)

Net earnings for the year	178,672	10,205

Earnings per share from continuing operations (in dollars) (note 11):
Basic	$0.03	$0.07
Diluted	$0.03	$0.07
Earnings per share (in dollars) (note 11):
Basic	$1.01	$0.06
Diluted	$1.01	$0.06

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

(In thousands of Canadian dollars)

	2006	2005
		(Revised notes 1 and 15)
ASSETS
Current Assets
Cash	283,104	28,947
Accounts receivable	454,452	482,621
Inventory	13,362	13,533
Investment in broadcast rights	188,229	183,114
Future income taxes (note 13)	17,799	3,893
Other current assets	41,328	26,010
Assets of discontinued operations (note 15)	621	13,356

	998,895	751,474
Other investments (note 3)	17,890	23,059
Investment in broadcast rights	30,493	20,139
Property, plant and equipment (note 4)	692,698	705,339
Future income taxes (note 13)	178,083	54,242
Other assets (note 18)	130,797	197,990
Intangible assets (note 6)	1,173,956	1,142,118
Goodwill (note 5)	2,418,149	2,420,851
Assets of discontinued operations (note 15)	1,847	15,098

	5,642,808	5,330,310

LIABILITIES
Current Liabilities
Accounts payable	157,659	173,602
Accrued liabilities	282,825	291,395
Income taxes payable	2,040	51,764
Broadcast rights accounts payable	72,536	75,615
Deferred revenue	35,860	36,774
Future income taxes (note 13)	43,409	44,663
Current portion of long term debt and obligations under capital leases	7,890	9,946
Liabilities of discontinued operations (note 15)	514	19,077

	602,733	702,836

Long term debt and related foreign currency swap liability (note 7)	2,766,935	2,886,090
Interest rate and foreign currency swap liability (note 8)	142,172	215,075
Obligations under capital leases (note 9)	12,461	16,101
Other accrued liabilities (note 18)	165,669	147,179
Future income taxes (note 13)	96,822	76,032
Minority interest	484,739	90,497
Liabilities of discontinued operations (note 15)	162	2,371

	4,271,693	4,136,181

Commitments, contingencies and guarantees (note 23)

SHAREHOLDERS’ EQUITY
Capital stock (note 10)	850,219	849,909
Contributed surplus (note 10)	11,208	7,685
Retained earnings	527,144	348,472
Cumulative foreign currency translation adjustments (note 12)	(17,456)	(11,937)

	1,371,115	1,194,129

	5,642,808	5,330,310

Signed on behalf of the Board

Director

Director

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2006	2005
		(Revised note 1)
Retained earnings – beginning of year, as previously reported	350,291	340,001
Adjustment for adoption of new accounting pronouncement (note 1)	(1,819)	(1,734)

Retained earnings – beginning of year, as restated	348,472	338,267

Net earnings for the year	178,672	10,205

Retained earnings – end of year	527,144	348,472

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2006	2005
		(Revised notes 1 and 15)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the year	178,672	10,205
(Earnings) loss from discontinued operations	(9,760)	1,801
Gain on sale of discontinued operations	(163,547)	—
Items not affecting cash
Amortization	120,471	129,189
Non-cash interest expense (income)	(1,503)	32,021
Future income taxes	(117,836)	(74,232)
Realized currency translation adjustments	6,883	(622)
Interest rate and foreign currency swap losses net of settlements	34,790	105,366
Investment gains, losses, and write-downs	(102,490)	(1,527)
Loss on debt extinguishment	117,401	43,992
Goodwill and asset impairment	—	51,035
Amortization and write-down of film and television programs	—	6,163
Pension expense	8,336	8,254
Minority interest	102,067	96,597
Earnings of equity accounted affiliates	(2,612)	(2,043)
Foreign exchange (gains) losses	6,650	(10,407)
Stock compensation expense	3,943	3,073

	181,465	398,865
Changes in non-cash operating accounts (note 16)	(76,177)	82,054

Cash flows from operating activities of continuing operations	105,288	480,919
Cash flows from operating activities of discontinued operations	11,646	55,889

Cash flows from operating activities	116,934	536,808

INVESTING ACTIVITIES
Other investments	(2,736)	426
Investment in broadcast licences	(2,655)	(2,182)
Acquisitions (note 2)	(86,078)	(19,487)
Proceeds from sales of discontinued operations (notes 2 and 15)	181,614	13,742
Proceeds from sale of other investments (note 3)	9,300	2,171
Proceeds from issuance of partnership units (note 2)	514,856	—
Proceeds from sale of property, plant and equipment	1,963	5,035
Purchase of property, plant and equipment	(89,861)	(98,150)
Investing activities from discontinued operations	(765)	(1,041)

	525,638	(99,486)

FINANCING ACTIVITIES
Issuance of long term debt, net of financing costs	943,557	142,454
Repayment of long term debt	(1,387,049)	(501,883)
Advances of revolving facilities, net of financing costs	586,412	4,640
Settlement of swap liabilities	(354,205)	—
Swap recouponing payments	(48,726)	(41,653)
Payments of capital leases	(1,199)	(1,100)
Issuance of share capital	310	1,281
Issuance of share capital to minority interest	498	5,369
Payment of distributions to minority interest	(118,186)	(84,920)
Financing activities from discontinued operations	(7,744)	(26,794)

	(386,332)	(502,606)

Foreign exchange gain (loss) on cash denominated in foreign currencies	(2,083)	116

Net change in cash	254,157	(65,168)
Cash – beginning of year	28,947	94,115

Cash – end of year	283,104	28,947

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005

(In thousands of Canadian dollars except as otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in conventional television, out-of-home advertising, publishing, specialty cable channels, and web sites in Canada, Australia, New Zealand, Turkey, and the United Kingdom. The Company’s operating segments include television, publishing and interactive operations, radio and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, TVtropolis, and various other conventional and specialty channels. The Australian Television segment includes TEN Group Pty Limited’s (“TEN Group”) TEN Television Network (“Network TEN”). The Canadian Publishing and Interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company’s ownership of the publishing and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership (“Limited Partnership”). The New Zealand Television segment includes CanWest MediaWorks (NZ) Limited’s 3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks (NZ) Limited’s RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Turkey Radio segment is comprised of four radio brands: Super FM, Metro FM, Joy FM and Joy Turk FM. The Australian Outdoor Advertising segment includes Eye Corp Pty Limited (“Eye Corp”), an outdoor advertising operation which is wholly owned by TEN Group. The Company’s economic interest in the Limited Partnership, TEN Group and CanWest MediaWorks (NZ) Limited is 74.2%, 56.4% and 70%, respectively. Corporate and Other includes various investments in media operations and corporate costs.

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 25.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the Company’s pro rata share of the assets, liabilities, and results of operations of Mystery (50%), and Metro (33%) (effective March 2005). The Company has determined that it is the primary beneficiary of TEN Group. The Company owns approximately 14.4% of the issued ordinary shares and all of the convertible and subordinated debentures of TEN Group. The subordinated debentures in the amount of A$45.5 million pay interest calculated based on distributions to holders of the ordinary shares. The convertible debenture in the amount of A$45.5 thousand pays a market linked rate of interest and is convertible into ordinary shares representing 49% of the issued and outstanding shares of TEN Group upon payment of A$45.5 million. The combination of ordinary shares and subordinated debentures yield distributions equivalent to 56.4% of all distributions paid by TEN Group. In addition, as disclosed in note 2(b), the Company has determined that it is the primary beneficiary of the Turkish radio stations. Accordingly, as required by The Accounting Standards Board of the Institute of Chartered Accountants of Canada, Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, the Company has consolidated the variable interest entities. Because the Company does not have voting control relative to these variable interest entities, it does not have free access to their assets.

Investments

The Company accounts for investments where significant influence can be exercised, but not control, using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in value is considered other than temporary.

Investment in broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

Foreign currency translation

The Company’s operations in Australia, New Zealand, United Kingdom and Turkey represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2	% - 5%
Machinery and equipment	4	% - 50%
Leasehold and land improvements	2 1/2	% - 20%

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it occurs. This obligation is subsequently adjusted for the passage of time and for any revisions to the timing or the amount required to settle the obligation. Upon initial measurement of an asset retirement obligation, a corresponding asset retirement cost is added to the carrying value of property plant and equipment. This cost is amortized on the same basis of the related asset. Changes in the asset retirement obligation due to the passage of time and the amortization of the asset retirement cost are recorded in amortization expense.

Impairment of long lived assets

Impairment of long lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets and liabilities classified as held for sale are reported separately on the balance sheet. A component of the Company that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have a significant continuing involvement in the operations of the component after the disposal transaction.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence. Pre-operating costs deferred in the current year amounted to $1.9 million (2005 – $3.6 million). Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Capitalization of interest

Interest is capitalized as part of the cost of certain assets while they are being prepared for use. Interest of $4.6 million was capitalized in 2006 (2005 - $4.3 million).

Intangible assets

Broadcast licences, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation, broadcast licences, site licences and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset. The Company utilizes a direct valuation approach in determining the fair value of intangible assets.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast, net of any provisions for viewer shortfalls. Subscription and advertising revenues from publishing activities is recognized when the newspaper is delivered. Revenues derived from out-of-home advertising are recognized over the period the advertisement is being displayed. Subscription revenues for news, business research and corporate financial information services are recognized on a straight-line basis over the term of the subscription or relevant contract.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

Income taxes

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of TEN Group and CanWest MediaWorks (NZ) Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations, other than TEN Group and CanWest MediaWorks (NZ) Limited, are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 12 years (2005 – 14 years). The average remaining service period of the employees covered by the post retirement defined benefit plans is 16 years (2005 – 15 years). The Company also maintains post retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans as described in note 10. In addition, certain subsidiaries have share-based compensation plans. The Company utilizes the fair value approach to account for stock options issued subsequent to August 31, 2003. The fair value of share-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. The Company records a dilution gain or loss into income when a subsidiary issues its shares or units under their plans No compensation expense was recorded for stock options issued prior to August 31, 2003. The Company’s proforma results, reflecting the fair value based method of accounting for stock-based compensation, are disclosed in note 10.

Derivative financial instruments

Derivative financial instruments, up to the principal balance of the hedged item, are used to reduce foreign currency and interest rate risk on the Company’s debt. Derivative financial instruments in excess of the principal balance of the hedged item are accounted for at fair value. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest rate and foreign currency swap losses.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by cross currency interest rate swaps at the current rate and also records the effect of the foreign currency exchange rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized over the remaining term of the underlying debt as an adjustment to interest expense.

Reclassification of prior year amounts

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

Changes in accounting policies

During the year, the Company applied the interpretations of the Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 “Conditional Asset Retirement Obligations” (EIC-159). Under EIC-159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. The Company has determined that it has conditional asset retirement obligations related to certain of its transmission facilities, and accordingly, has recognized a liability in the year. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (as at August 31, 2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (as at August 31, 2005 - $0.2 million), increased asset retirement obligation by $3.8 million (as at August 31, 2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million), decreased minority interest by $0.1 million (as at August 31, 2005 - $ 0.1 million), increased amortization expense for the year ended August 31, 2006 by $0.2 million (2005 - $0.2 million), a nominal decrease in future tax expense for year ended August 31, 2006 (2005 - $0.1 million), and decreased net earnings for the year ended August 31, 2006 by $0.2 million (2005 - $0.1 million), with no impact on the basic or diluted earnings per share for years ended August 31, 2006 and 2005. Opening retained earnings for the year ended August 31, 2006 has been decreased by $1.8 million (2005 - $1.7 million).

The Emerging Issues Committee of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 161, Discontinued Operations (EIC 161). EIC 161 addresses the allocation of interest expense to discontinued operations based on the principal amount of debt that will or could be paid with the proceeds from the sale of such operations. EIC 161 also specifies that general corporate overhead expenses may not be allocated to discontinued operations. EIC 161 applies to all disposals transactions initiated after April 12, 2006 and may be applied prospectively or retroactively. The Company applied EIC 161 prospectively and it did not have an impact on the Company’s results of operations or financial position.

Proposed accounting policies

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which will be applied by the Company for its fiscal years beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

The Emerging Issues Committee of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, (“EIC 162”) which will be applied by the Company in the first interim period ending subsequent to December 31, 2006. EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense should be recognized on the grant date. The Company is currently considering the impact of the adoption of such standards.

2.	ACQUISITIONS AND DIVESTITURE

Acquisitions

(a)	On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) for $12.5 million (A$13.4 million). In addition on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited) for $7.0 million (A$7.8 million). The principal business activities of these companies are the sale of outdoor advertising.

Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	5,872
Property, plant and equipment	5,224
Site licences	3,931
Goodwill	9,633
Liabilities	(1,607)

23,053

Consideration:
Cash	19,487
Carrying value of investment at date of acquisition	3,566

23,053

(b)	On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $73.6 million. The principal business activity of these companies is the operation of radio stations and the operations will be presented in the Turkey radio segment. The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company provided financing to a third party to indirectly acquire its equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with the Turkish foreign ownership restrictions. The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis. As a result of our equity interest, financing of the purchase and operational agreements, the Company has determined that it is the primary beneficiary as defined by CICA handbook’s Accounting Guideline 15, Consolidation of Variable Interest Entities, of these radio stations and accordingly, the Company has consolidated the results of these acquisitions.

A summary of the fair values of the assets and liabilities acquired is as follows:

Property, plant and equipment	240
Goodwill	12,785
Broadcast licences	60,738
Liabilities	(172)

73,591

(c)	During 2006, Eye Corp completed the following transactions:

i.	On July 1, 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited.

ii.	On July 1, 2006, Eye Corp acquired 100% of Outdoor Plus Pty Limited.

iii.	On June 14, 2006, Eye Corp acquired 100% of the operations of Eye Corp (USA) Inc. (formerly Media Choice).

The total consideration for these acquisition was $14.6 million (A$17.3 million) consisting of cash of $12.5 million (A$14.8 million) and deferred consideration of $2.1 million (A$2.5 million) which will be paid within one year. The principal business activities of these companies are the sale of out-of-home advertising. Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	55
Property, plant and equipment	3,463
Site licences	2,995
Goodwill	8,993
Liabilities	(925)

14,581

Consideration:
Cash	12,487
Deferred cash consideration	2,094

14,581

Divestitures

(d)	On October 13, 2005, the Company transferred its net assets and operations of its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company, (the “Publications Group”) to a new entity, the Limited Partnership. In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

Concurrently, the CanWest MediaWorks Income Fund (the “Fund”) closed its initial public offering (“IPO”) of units and invested the proceeds in units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $35.2 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion and drew $830.0 million on the credit facilities.

The Limited Partnership utilized the initial proceeds of the issuance of the units to the Fund and $822.5 million in drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

Approximately 26% of the Company’s units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units. As a result of the transaction, the Company recorded a dilution gain of $101.4 million (note 14).

(e)	On August 31, 2006, the Company completed the sale of its Ireland Television segment (see note 15). The Company recorded disposition of goodwill, other assets and liabilities, related to Ireland Television segment of $3.9 million, $15.4 million and $11.8 million, respectively.

3.	OTHER INVESTMENTS

	2006	2005
Investments in private companies – at cost	3,389	12,715
Investments – equity method	14,501	10,344

	17,890	23,059

In November 2004, the Company received proceeds of $2.2 million from the liquidation of an investment in a private company, resulting in an investment gain of $2.2 million as the investment was previously written off as a result of impairment.

In January 2006, the Company invested $2.3 million (US $2.0 million) for a 30% ownership interest in a US weekly opinion magazine. The Company accounts for this investment using the equity method.

In 2006, the Company sold an investment in a private company for $9.3 million and recorded a nominal gain on this transaction.

4.	PROPERTY, PLANT AND EQUIPMENT

	2006
	Cost	Accumulated Amortization	Net
Land	65,055	—	65,055
Buildings	207,449	48,937	158,512
Machinery and equipment	983,661	532,943	450,718
Leasehold and land improvements	37,270	18,857	18,413

	1,293,435	600,737	692,698

	2005
	Cost	Accumulated Amortization	Net
Land	62,421	—	62,421
Buildings	203,339	40,509	162,830
Machinery and equipment	937,313	477,790	459,523
Leasehold and land improvements	38,968	18,403	20,565

	1,242,041	536,702	705,339

The net book value of property, plant and equipment located in Canada was $574.8 million (2005 - $586.2 million), in Australia $75.2 million (2005 - $ 75.5 million) and in other foreign jurisdictions was $42.7 million (2005 - $43.6 million).

During 2006, the Company had no additions related to assets under capital leases.

The Company has assets under capital leases with original cost of $19.2 million (2005 – $19.2 million) and accumulated amortization of $1.6 million (2005 – $1.0 million).

5.	GOODWILL

	2005	Additions		Divestitures	Other		2006
Operating segment
Publishing and Interactive- Canada	1,694,792	—		—	—		1,694,792
Television – Canada	481,341	—		—	—		481,341
Television – Network TEN	31,011	—		—	(2,024	)(4)	28,987
Television – New Zealand	42,893	—		—	(5,194	)(4)	37,699
Radio – New Zealand	99,873			—	(11,945	)(4)	87,928
Radio - Turkey		12,785	(6)	—	(1,185	)(4)	11,600
Outdoor – Australia	70,941	8,993	(7)	—	(4,132	)(4)	75,802

Total	2,420,851	21,778		—	(24,480)		2,418,149

	2004 (Revised)(5)	Additions		Divestitures	Other		2005 (Revised)(5)
Operating segment
Publishing and Interactive- Canada	1,736,595	—		—	(41,803	)(2),(3)	1,694,792
Television – Canada	481,876	—		—	(535	)(3)	481,341
Television – Network TEN	32,395	—		—	(1,384	)(4)	31,011
Television – New Zealand	44,868	—		—	(1,975	)(4)	42,893
Radio – New Zealand	105,823	—		—	(5,950	)(4)	99,873
Radio - Turkey	—	—		—	—		—
Outdoor – Australia	63,853	9,633	(1)	—	(2,545	)(4)	70,941

Total	2,465,410	9,633		—	(54,192)		2,420,851

(1)	Increase in goodwill related to TEN Group’s acquisitions of Eye Shop Pty Limited and Eye Drive Melbourne Pty Limited (note 2).
(2)	Decrease in goodwill of the Publishing and Interactive segment related to the National Post. Through its annual goodwill impairment testing the Company determined that the fair value of the National Post was less than its book value. As a result the Company recorded a goodwill impairment of $41.4 million. In addition, the value of intangible assets related to National Post circulation was determined to be impaired (see note 6). The impairments resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.

(3)	Decrease in goodwill related to an adjustment to reflect the reversal of certain unutilized restructuring provisions.
(4)	Decrease in goodwill related to fluctuations in currency translation rates.
(5)	During the divestiture of a portion of our Publishing and Interactive –Canada segment (note 2), the Company determined that $29.0 million of goodwill relating to future taxes on the acquisition of this segment were previously reported in the Television-Canada segment. As a result, the goodwill has been retroactively restated by increasing the Publishing and Interactive-Canada goodwill by $29.0 million and decreasing the Television-Canada goodwill by $29.0 million. The opening amounts have been revised to reflect the classification of Ireland as a discontinued operation (note 15).
(6)	Increase in goodwill related to the Company’s acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM radio stations in Turkey (note 2). The goodwill related to this acquisition is deductible for tax in Turkey and has a tax value of $11,422.
(7)	Increase in goodwill is related to Eye Corp’s acquisitions of the remaining 50% of Eye Outdoor Pty Limited, Outdoor Plus Pty Limited and Eye Corp (USA) Inc. (formerly Media Choice) (note 2).

6.	INTANGIBLE ASSETS

	2006
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	126,766	88,195	38,571
Broadcast and site licences	45,588	6,858	38,730

	172,354	95,053	77,301

Indefinite life:
Broadcast licences			757,769
Newspaper mastheads			338,886

			1,096,655

Total intangible assets			1,173,956

	2005
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	126,766	78,099	48,667
Broadcast and site licences	44,750	5,336	39,414

	171,516	83,435	88,081

Indefinite life:
Broadcast licences			715,151
Newspaper mastheads			338,886

			1,054,037

Total intangible assets			1,142,118

During the year, the Company acquired the operations of radio stations in Turkey (note 2) and recorded indefinite life broadcast licences in the amount of $60.7 million related to these acquisitions. In addition, during the year, as a result of the acquisitions, Eye Corp acquired $3.0 million of site licences (note 2).

During 2005, an impairment loss of $9.6 million (net of accumulated amortization of $1.1 million) relating to finite-lived intangible assets classified as circulation and other was recorded (note 5(2)). The impairment related to the Publishing and Interactive – Canada segment.

Amortization of intangible assets of $12.4 million was recorded in 2006 (2005 -$20.3 million).

CanWest MediaWorks (NZ) Limited intends to formalize a commitment to renew its radio broadcasting licences from the New Zealand Government for the years from 2011 to 2031. Although to date no formal contract has been entered into, it estimated that an amount of approximately NZ$ 40.0 million will be payable in 2011.

7.	LONG TERM DEBT

	Interest Rate (1)	2006	Interest Rate (1)	2005
Senior secured credit facility (2)	7.3%	422,249	—	—
Senior secured credit facility (2)	—	—	6.7%	346,100
Senior unsecured notes (3)	7.6%	277	6.5%	237,420
Senior subordinated notes (4)	—	—	7.5%	549,632
Senior subordinated notes (5)	8.5%	872,031	6.8%	936,967
CanWest MediaWorks Limited Partnership Secured Credit Facility (6)	5.3%	825,000	—	—
Term bank loan NZ$185,000 (2005 – NZ$187,802) (7)	7.5%	133,977	7.3%	154,824
Unsecured bank loan AUS$170,000 (2005 – AUS$180,000) (8)	6.6%	143,514	6.2%	160,794
Senior unsecured notes US$125,000 (2005 – US$125,000) (9)	7.2%	138,320	7.0%	148,609
Senior notes AUS$150,000 (10)	6.8%	126,630	—	—
Other	3.0%	4,250	3.0%	4,250

		2,666,248		2,538,596
Effect of foreign currency swap		104,937		356,241

Long term debt		2,771,185		2,894,837
Less portion due within one year		(4,250)		(8,747)

Long term portion		2,766,935		2,886,090

(1)	The effective interest rate as at August 31 gives effect to interest rate swaps.

(2)	In October 2005, the Company obtained a new $500 million revolving term senior secured credit facility and retired its previous senior secured credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to this facility were written off resulting in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. As a result of the settlement of this debt, the Company realized a loss of $46.3 million, net of tax of $25.4 million related to the associated interest rate and cross currency interest rate swaps. During the year the senior secured credit facility was amended to increase the amount available to $600 million and to revise certain of the financial covenants. As at August 31, 2006, the Company had $150.0 million, net of letters of credit of $28.0 million. The revolving facility matures September 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. This facility is secured by substantially all of the Company’s directly held assets including the assets of its Canadian broadcast operations, the National Post, partnership units of CanWest MediaWorks Limited Partnership, and shares of CanWest MediaWorks (NZ) Limited and shares and debentures of TEN Group Pty Limited.

Following year end, in September 2006 the Company applied $179 million in proceeds from the sale of TV3 Ireland to reduce the balance outstanding under the facility; concurrently the total availability under the facility was reduced to $513 million.

(3)	The US$0.3 million senior unsecured notes mature in April 2013 and bear interest at 7.625%. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after April 15, 2008. In October 2005, debt with a book value of $233.8 million (US$199.8 million) was retired for cash of $258.9 million. Deferred financing and other costs of $6.3 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $21.4 million, net of tax of $10.0 million. In November 2005, the related foreign currency interest rate swaps were settled for cash of $84.8 million, resulting in a swap loss of $22.0 million, net of tax of $12.1 million.
(4)	In October 2005, the senior subordinated notes with a book value of $532.0 million, including all the loans held by the majority shareholder of the Company, was retired for cash of $590.8 million. Deferred financing and other costs of $20.7 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $54.2 million, net of tax of $25.3 million. The Company also settled the associated foreign currency interest rate swaps for cash of $169.3 million and recorded a swap loss of $12.5 million, net of tax of $6.9 million. In June 2006, the remaining notes payable with a book value of $9.7 million were settled for cash of $10.2 million. The transaction resulted in a loss on debt retirement of $0.3 million, net of tax of $0.2 million.
(5)	US$761.1 million Senior Subordinated notes are due in 2012 and bear interest at 8.0%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option on or after September 15, 2009. The Company has entered into a US$761.1 million foreign currency interest rate swap resulting in floating interest rates on these notes at interest rates based on bankers acceptance rates plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

In November 2004, the Company settled its 12.125% junior subordinated notes through the issuance of its 8% Senior Subordinated notes. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million was charged to earnings for the year ended August 31, 2005 as a loss on debt extinguishment.

(6)	CanWest MediaWorks Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rate plus a margin. The non-revolving facility matures in October 2010, and bears interest at banker’s acceptance rates plus a margin. The Limited Partnership has drawn $825.0 million on its non-revolving facility and nil on its revolving facility. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5.3%.
(7)	These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25.0 million and NZ$200.0 million respectively, and are subject to a negative pledge deed. The working capital facility matures July 2007 and the term facility matures July 2009. At August 31, 2006 NZ$185.0 million (August 31, 2005 – NZ$186.8 million) was drawn on the revolving term facility and nil was drawn under the working capital facility (August 31, 2005 – NZ$1.0 million). The debt bears interest at floating rates. The Company has entered into interest rate swaps to fix the interest payments on NZ$165.0 million of its New Zealand term bank loan resulting in an effective interest rate of 7.5% with expiry dates from September 2006 to July 2010.
(8)	Credit facility provides for a maximum of $590.1 million (AUS$700.0 million) in advances. At August 31, 2006 the TEN Group had drawn AUS$170.0 million against this facility leaving an availability of AUS$530.0 million. The debt bears interest at floating rates and matures in December 2008.
(9)	The US$125.0 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125.0 million foreign currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:AUS$1.6807.
(10)	In December 2005, TEN Group completed a private placement of floating rate unsecured senior notes due December 2015 in the amount of AUS$150 million.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500.0 million as at August 31, 2006). There were also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $118.5 million during 2006 (2005 – $97.0 million), $69.8 million (2005 - $55.3 million) of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2006 over the next five years, are:

Year ending August 31, 2007	4,250
2008	—
2009	277,491
2010	—
2011	1,247,249

8.	INTEREST RATE AND FOREIGN CURRENCY SWAP LIABILITIES

The Company has entered into interest rate swaps and foreign currency interest rate swaps for which it has not utilized hedge accounting as a result of the early extinguishments of the related debt obligations. The Company records these swaps at their fair value at each balance sheet date. Changes in the fair value is charged or credited to earnings as interest rate and foreign currency swap losses. The following are the key terms and the fair value of each swap. Certain swaps contracts with the same terms have been grouped.

Type of swap	Maturity	Notional amount as at Aug. 31, 2006		Fair Value as at Aug. 31, 2006			Notional Amount as at Aug. 31, 2005		Fair value as at Aug. 31, 2005
Floating to fixed interest rate swaps	November 2006		50,000		237			150,000	2,265
Floating to fixed interest rate swaps	Various to August 2009		47,285		2,933			32,764	3,494
Floating to fixed interest rate swaps	November 2009		250,000		19,714			250,000	32,129
Floating to fixed interest rate swaps	Various to December 2014	AUS$	219,492 (260,000)	AUS$	(2,656 (3,147	) )	AUS$	254,490 (285,000)	2,264 AUS (2,534)
Floating to fixed foreign currency swap	Various to August 2009		520,135		119,288			618,559	174,923

Total net fair value					139,516				215,075

The total fair value is recorded on the balance sheet as follows:
Total liabilities					142,172				215,075
Total assets					(2,656)				—

Total fair value					139,516				215,075

For the year ended August 31, 2006 the Company recorded foreign currency swap losses of $138.6 million (2005-$121.1 million).

9.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2007	4,890
2008	3,529
2009	3,868
2010	3,654
2011	3,808
Thereafter	1,560

Total minimum lease payments	21,309
Amount representing interest (at rates of 5.9% to 9.6%)	(5,208)

Present value of minimum capital lease payments	16,101
Less current portion of obligations under capital leases	(3,640)

12,461

Interest expense recorded on the obligations under capital leases was $1.4 million (2005 – $1.4 million).

10.	CAPITAL STOCK

Authorized

Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share with certain limitations. Under certain conditions, the series 1 preference shares carry preferential voting rights pertaining to the election of up to two directors of the Company. Each series 1 preference share is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares are not eligible to vote, and at the option of the Company, are redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

At August 31, 2006, and August 31, 2005, there were no series 1 or series 2 preference shares outstanding.

	2006	2005
Issued
76,785,976 (2005 – 76,785,976) multiple voting shares	3,199	3,199
99,133,417 (2005 – 98,813,655) subordinate voting shares	828,548	824,543
1,511,811 (2005 – 1,795,092) non-voting shares	18,472	22,167

	850,219	849,909

Changes in outstanding share capital during the two years ended August 31, 2006 were as follows:

	Number of shares	$
Multiple voting share capital:
Balance – August 31, 2005 and 2006	76,785,976	3,199

Subordinate voting share capital:
Balance – August 31, 2004	98,667,438	820,625
Changes pursuant to:
Share purchase plans	25,711	371
Exercise of stock options	89,242	901
Redeemed fractions	(4)	—
Conversion from non-voting shares – net	31,268	2,646

Balance – August 31, 2005	98,813,655	824,543
Changes pursuant to:
Share purchase plans	19,021	183
Exercise of stock options	17,231	125
Redeemed fractions	(1)	—
Conversion from non-voting shares – net	283,511	3,697

Balance – August 31, 2006	99,133,417	828,548

Non-voting share capital:
Balance – August 31, 2004	1,825,718	24,804
Changes pursuant to:
Share purchase plans	642	9
Conversion to subordinate voting shares – net	(31,268)	(2,646)

Balance – August 31, 2005	1,795,092	22,167
Changes pursuant to:
Share purchase plans	300	2
Conversion to subordinate voting shares – net	(283,511)	(3,697)

Balance – August 31, 2006	1,511,881	18,472

Share Compensation Plans

The Company’s board of directors has approved share compensation plans, the purpose of which is to provide employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

The Company adopted the fair value method of accounting for share based compensation on a prospective basis for options granted subsequent to September 1, 2003, resulting in compensation expense and a credit to contributed surplus of $1.8 million for the year ended August 31, 2006 (2005 - $2.5 million). The fair value of the options granted during the year ended August 31, 2006 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2005 – nil), an expected volatility of 31% (2005 – 42%), risk free interest rates of 4.0% (2005 – 4.2%) and an expected life of 7 years (2005 – 7 years).

The total fair value of 982,750 stock options granted by the Company in the year ended August 31, 2006 with a weighted average exercise price of $10.10 per option was $4.1 million, a weighted average fair value per option of $4.17. During the year ended August 31, 2005, 1,177,500 stock options were granted with a weighted average exercise price of $12.06 per option, a total fair value of $6.4 million and a weighted average fair value per option of $5.44. During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the year ended August 31, 2006, the Company recorded compensation expense, and a credit to contributed surplus, of $0.7 million (2005 – $0.6 million) related to these shares.

The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2006 would be $1.0 million (2005 – $1.3 million). A value of $0.7 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the year ended August 31, 2006 would have been $4.4 million, $0.02 and $0.02 respectively (2005 - $10.7 million, $0.06, and $0.06). The resulting proforma net earnings , basic and diluted earnings per share for the year ended August 31, 2006 would have been $177.7 million, $1.00 and $1.00 respectively (2005 – $9.0 million, $0.05, and $0.05).

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2006		2005
	Options	Average Price $	Options	Average Price $
Options outstanding, beginning of year	2,494,202	13.45	2,360,483	13.74
Changes pursuant to:
Options granted	982,750	10.10	1,177,500	12.06
Options exercised	(17,231)	7.25	(89,242)	10.10
Options expired	(280,931)	12.80	(583,113)	13.74
Options forfeited	(186,386)	11.56	(371,426)	11.25

Options outstanding, end of year	2,992,404	12.56	2,494,202	13.45

Options exercisable as at August 31	1,203,151	14.83	1,725,914	15.10

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2006:

Range of exercise prices $	Number outstanding	Weighted average remaining life years	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
5 – 10	221,049	6.4	7.21	147,199	7.21
10 – 15	2,179,657	8.3	11.39	504,171	12.30
15 – 20	347,213	3.6	16.21	307,296	16.35
20 – 25	240,040	1.5	22.65	240,040	22.65
25 and over	4,445	1.3	25.67	4,445	25.67

	2,992,404	7.1	12.56	1,203,151	14.83

CanWest MediaWorks (NZ) Limited has a stock option plan for certain officers and employees. CanWest MediaWorks (NZ) Limited has issued 2.7 million options in 2006 and has a total of 5.6 million options outstanding under the plan. The Company has included an expense of NZ$0.5 million for the year ended August 31, 2006 (2005 – NZ$0.5 million).

CanWest MediaWorks Limited Partnership has a performance unit plan for certain officers and employees. CanWest MediaWorks Limited Partnership has issued 0.6 million units which is equal to the entire number units issued under the plan. The Company has included an expense of $0.8 million for the year ended August 31, 2006.

11.	EARNINGS PER SHARE

Basic earnings per share are calculated using the daily weighted average number of shares outstanding.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

	2006	2005
Net earnings from continuing operations	5,365	12,006
Gain on sale of discontinued operations	163,547	—
Net earnings (loss) from discontinued operations	9,760	(1,801)

Net earnings available to common shareholders	178,672	10,205

Basic weighted average shares outstanding during the year	177,421,492	177,319,675
Dilutive effect of options	324,418	328,915

Diluted weighted average shares outstanding during the year	177,745,910	177,648,590

Options outstanding that would have been anti-dilutive	1,749,854	859,609

12.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Euro, New Turkish Lira, and United Kingdom Pound Sterling currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2006	2005
Deferred loss, beginning of year	11,937	13,821
Deferred foreign currency losses (gains) during the year	12,402	(2,506)
Realization of translation (losses) gains due to distributions and divestitures	(6,883)	622

Deferred loss, end of year	17,456	11,937

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses as follows:

	2006	2005
Australian dollar	9,619	9,880
New Zealand dollar	7,587	1,498
Euro	—	559
New Turkish Lira	239	—
United Kingdom Pound Sterling	11	—

	17,456	11,937

13.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2006	2005
Income taxes at combined Canadian statutory rate of 34.37% (2005 – 34.9%)	12,263	44,030
Non-taxable portion of capital gains	(2,284)	(521)
Effect of valuation allowance on future tax assets	(3,682)	2,853
Effect of foreign income tax rates differing from Canadian income tax rates	(8,563)	(13,645)
Incremental taxes on debt extinguishment	—	5,652
Change in expected future tax rates	(4,541)	(2,896)
Large corporation tax and withholding tax	1,060	2,839
Non-taxable dilution gain on disposition to Limited Partnership	(45,594)	—
Limited Partnership net earnings allocated to minority interest	(15,822)	—
Non-deductible foreign exchange losses	2,641	—
Effect of uncertain tax positions	(14,461)	(10,299)
Non-deductible expenses	5,797	4,126
Goodwill impairment	—	14,546
Prior period temporary differences not previously tax effected	(218)	(6,644)
Change in Australian tax consolidation legislation	—	(17,710)
Other	(2,618)	(2,105)

Provision for (recovery of) income taxes	(76,022)	20,226

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2006	2005
Canada	(167,485)	(181,777)
Foreign	203,166	307,941

Net earnings before tax	35,681	126,164

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2006	2005
Current income taxes
Canada	(14,001)	(1,588)
Foreign	55,815	96,046

	41,814	94,458

Future income taxes
Canada	(126,845)	(55,074)
Foreign	9,009	(19,158)

	(117,836)	(74,232)

Provision for (recovery of) income taxes	(76,022)	20,226

Significant components of the Company’s future tax assets and liabilities are as follows:

	2006	2005
Future tax assets
Non-capital loss carryforwards	264,335	185,976
Provision for write down of investments	5,111	11,337
Accounts payable, other accruals and interest rate and foreign currency swap liability	74,220	91,353
Post retirement benefits	14,160	14,402
Less: Valuation allowance	(94,402)	(102,573)

Total future tax assets	263,424	200,495

Future tax liabilities
Capital cost allowances in excess of book amortization	65,073	85,869
Pension assets - net	3,534	3,505
Broadcast rights	43,409	38,590
Intangible assets	95,366	118,879
Other assets	391	16,212

Total future tax liabilities	207,773	263,055

Net future tax (asset) liability	(55,651)	62,560
Current portion of future tax asset	17,799	3,893
Long term portion of future tax asset	178,083	54,242
Current portion of future tax liability	(43,409)	(44,663)

Net long term future tax liability	96,822	76,032

The provision for income taxes for the year ended August 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $6.6 million ($5.8 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the previously reported and current year results; accordingly, the adjustments have been included in the earnings for the year ended August 31, 2005. These adjustments have the effect of increasing basic and diluted earnings per share for the year ended August 31, 2005, by $0.04 per share.

As at August 31, 2006, the Company had non-capital loss carry forwards for income tax purposes of $908.8 million, that expire as follows: 2007 - $8.3 million, 2008 - $24.8 million, 2009 - $56.2 million, 2010 - $86.2 million, 2011 - $4.2 million, thereafter - $729.1 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.

14.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns.

	2006	2005
Dilution gain – sale of 25.8% of Limited Partnership (note 2)	101,370	—
Gain on sale of investment (note 3)	138	2,171
Dilution gain – TEN Group and CanWest MediaWorks (NZ) Limited	64	660
Other	918	(1,304)

	102,490	1,527

15.	DISCONTINUED OPERATIONS

In the year ended August 31, 2004, the Company commenced a process to sell its Fireworks Entertainment Division. In July 2005, a subsidiary of the Company sold certain assets, with a book value of $16 million, and operations which comprise the Fireworks Entertainment Division’s film and television program operations for net proceeds of $16 million. Proceeds of $1 million are recorded in accounts receivable as they have been held in escrow to be released over a period ending December 2007. In September 2005, a subsidiary of the Company completed the sale of the Fireworks Entertainment Division’s remaining film and television program rights with a book value of $3 million for net proceeds of $3 million. As the assets were carried at their fair values, no gain or loss was recorded on these transactions. Prior to its classification as a discontinued operation the results of Fireworks Entertainment were reported in the Canadian Entertainment segment.

During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. The Company completed the sale of TV3 Ireland on August 31, 2006 for net cash proceeds of $179 million, including a repayment of a loan to the Company of $3 million, and recorded a gain on sale of $164 million, net of tax of $6 million. The amount of goodwill that has been included in the gain on sale is $4 million. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment. The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by $11 million for the year ended August 31, 2006 (2005 – $10 million). Cash flows from operating activities of continuing operations have been decreased by $9 million for the year ended August 31, 2006 (2005 – $7 million).

During the fourth quarter, the Company commenced a process to sell its Canadian radio stations. Subsequent to year end, the Company announced that it had reached an agreement to sell its Canadian radio stations for $15 million as they were not considered core operating assets. The closing of the transaction is dependent upon obtaining regulatory approval which the Company expects will be granted within the next year. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Canadian radio stations were reported within the Canadian Television segment. The classification of the Canadian radio stations as a discontinued operation has increased earnings from continuing operations by $2 million for the year ended August 31, 2006 (2005 – $2 million). Cash flows from operating activities of continuing operations have been decreased by less than a million dollars for the year ended August 31, 2006 (2005 – nil).

The earnings from discontinued operations are summarized as follows:

	2006	2005
Revenue	41,693	96,805

Earnings (loss) from discontinued operations before tax expense	11,091	(992)
Income tax expense	1,331	809

Earnings (loss) from discontinued operations(1)	9,760	(1,801)

Earnings (loss) from discontinued operations per share (in dollars):
Basic	$0.06	($0.01)
Diluted	$0.06	($0.01)

(1)	The Company has not allocated interest on the parent company’s debt to discontinued operations.

The carrying values of the net assets related to the discontinued operations are as follows:

	2006	2005
Investment in broadcast rights	—	8,136
Other current assets	621	5,220

Total current assets	621	13,356

Investment in broadcast rights	—	1,058
Other non-current assets	1,847	14,040

Total non-current assets	1,847	15,098

Debt	—	12,270
Other current liabilities	514	6,807

Total current liabilities	514	19,077

Long term liabilities	162	2,371

Net assets	1,792	7,006

16.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2006	2005
CASH GENERATED (UTILIZED) BY:
Accounts receivable	17,290	31,093
Investment in film and television programs	(21,715)	12,794
Inventory	171	(84)
Other current assets	(12,275)	(6,742)
Other assets	4,367	(7,754)
Accounts payable and accrued liabilities	(12,280)	27,066
Income taxes payable	(53,959)	20,795
Deferred revenue	(914)	2,556
Film and television program accounts payable	3,138	2,330

	(76,177)	82,054

The following amounts were paid on account of interest and income taxes:

	2006	2005
Interest	207,125	231,132
Income taxes	87,603	76,445

17.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations arise from legal obligations that exist for the removal of equipment or the restoration of sites upon termination of certain agreements. The asset retirement obligations are associated with transmission facilities and related structures. The asset retirement obligations, which are calculated based on the discounted future cost of the estimated cash flows required to settle the obligations, of $8.5 million are recorded in other accrued liabilities. The undiscounted amount of the estimated cash flows is approximately $14.4 million. Interest rates of 8.5% to 9.0% were used to calculate the present value of the asset retirement obligations over a period of 1 year to 99 years.

18.	PENSION AND POST RETIREMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits (1)		Post retirement benefits (2)
	2006	2005	2006	2005
Plan Assets
Fair value – beginning of year	316,848	276,707	—	—
Actual return on plan assets	15,454	32,184	—	—
Employer contributions	21,727	15,913	865	249
Employee contributions	6,669	6,153	—	—
Benefits paid and administrative expenses	(13,950)	(14,109)	(865)	(249)

Fair value – end of year	346,748	316,848	—	—

Plan Obligations
Accrued benefit obligation – beginning of year	445,788	366,149	45,588	34,985
Accrued interest on benefits	24,238	24,440	2,523	2,346
Current service costs	24,610	18,002	1,806	1,329
Benefits paid	(13,950)	(12,770)	(865)	(249)
Actuarial losses (gains)	1,712	49,967	(2,971)	7,177

Accrued benefit obligation – end of year	482,398	445,788	46,081	45,588

The Company’s accrued benefit asset (liability) is determined as follows:
Accrued benefit obligations	482,398	445,788	46,081	45,588
Fair value of plan assets	346,748	316,848	—	—

Plan deficits	(135,650)	(128,940)	(46,081)	(45,588)
Unamortized net actuarial losses (gains)	122,722	118,858	(3,425)	(395)
Unamortized transitional obligations	4,920	5,353	2,420	2,723
Unamortized past service costs	12,523	13,730	702	838

Accrued plan asset (liability)	4,515	9,001	(46,384)	(42,422)
Valuation allowance	(460)	(572)	—	—

Accrued net plan asset (liability), net of valuation allowance	4,055	8,429	(46,384)	(42,422)

The accrued plan asset of $27.0 million (2005 - $27.2 million) is included in long term other assets, the accrued plan liability of $22.9 million (2005 - $18.8 million) and the accrued post retirement plan liability is included in other long term liabilities in the consolidated balance sheet.

Plan assets consist of:	Actual	Target
Equity securities	63.0%	60.0%
Debt securities	30.8%	40.0%
Other	6.2%	0.0%

Total	100%	100%

The pension plans have no investment in securities of CanWest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of December 31, 2004. The valuation indicated that the plan had an unfunded liability. As a result, the Company is required to make additional contributions of $1.1 million annually for fifteen years. The next required valuation will be as of December 31, 2005 with an expected completion date of December 2006. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2006, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $31.6 million (2005 - $25.1 million)

The Company’s pension benefit expense is determined as follows:

	Year ended August 31, 2006			Year ended August 31, 2005
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	24,610	—	24,610	18,002	—	18,002
Employee contributions	(6,669)	—	(6,669)	(6,153)	—	(6,153)
Accrued interest on benefits	24,238	—	24,238	24,440	—	24,440
Return on plan assets	(15,454)	(7,766)	(23,220)	(32,184)	11,881	(20,303)
Administrative expenses	—	—	—	1,339	(1,339)	—
Transitional obligation	—	433	433	—	433	433
Past service costs	—	1,207	1,207	—	1,206	1,206
Net actuarial loss	1,712	3,902	5,614	49,967	(46,782)	3,185
Changes in valuation allowance	—	(112)	(112)	—	(150)	(150)

Benefit expense	28,437	(2,336)	26,101	55,411	(34,751)	20,660
Employer contribution to the defined contribution plan	9,028	—	9,028	8,973	—	8,973

Total pension benefit expense	37,465	(2,336)	35,129	64,384	(34,751)	29,633

The Company’s post retirement benefit expense is determined as follows:

	Year ended August 31, 2006			Year ended August 31, 2005
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	1,806	—	1,806	1,329	—	1,329
Accrued interest on benefits	2,523	—	2,523	2,346	—	2,346
Transitional obligation	—	303	303	—	303	303
Past service costs	—	136	136	—	135	135
Net actuarial loss (gain)	(2,971)	3,030	59	7,177	(7,535)	(358)

Total post retirement benefit expense	1,358	3,469	4,827	10,852	(7,097)	3,755

	Pension benefits		Post retirement benefits
	2006	2005	2006	2005
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:
Discount rate	5.75%	5.35%	5.75%	5.35%
Rate of compensation increase	3.70%	3.00%	—	—

Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:
Discount rate	5.35%	6.50%	5.35%	6.50%
Expected long-term rate of return on pension plan assets	7.25%	7.25%	—	—
Rate of compensation increase	3.00%	3.50%	—	—

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2007, the expected long-term rate of return on plan assets will continue to be 7.25%, based on the investment mix, current yields and experience. In 2007, the Company expects to contribute $19.6 million to its defined benefit pension plans and $1.0 million to its other post retirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31, 2007	14,954
2008	16,870
2009	18,740
2010	20,876
2011	23,183
2012-2016	160,746

(1)	As at August 31, 2006 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $321.0 million (2005 - $309.9 million) and aggregate benefit obligations of $460.7 million (2005 - $439.1 million)

(2)	Post retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2011 and 2014, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.7 million and $6.5 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.6 million and $5.1 million, respectively.

(3)	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

19.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Short term assets	737,556	737,556	511,568	511,568
Other investments	17,890	23,753	23,059	25,619
Short term liabilities	515,060	515,060	592,376	592,376
Long term debt	2,666,248	2,604,785	2,538,596	2,762,378
Obligations under capital leases	16,101	16,101	17,300	17,300
Other long term accrued liabilities	119,285	119,285	104,787	104,787
Interest rate and cross currency swap net liabilities	244,453	329,511	516,175	634,828

The fair values of short-term assets and liabilities, which include cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and broadcast rights accounts payable, approximate their fair values due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements and comparable valuations for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates its carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows and using market prices of the publicly traded debt, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of the obligations under capital leases approximate their carrying values as interest rates for similar leases have not changed significantly.

The fair values of other long term liabilities, including broadcast rights accounts payable, approximate their carrying values.

The fair values of interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 8.

20.	JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2006	2005
Balance Sheets
Assets
Current assets	2,148	1,163
Long term assets	415	530

	2,563	1,693

Liabilities
Current liabilities	405	1,905
Long term liabilities	3,772	—

	4,177	1,905

Statements of loss
Revenue	4,789	2,764
Expenses	6,457	4,022

Net earnings	(1,668)	(1,258)

Statements of cash flows
Cash generated (utilized) by
Operating activities	(3,139)	(266)
Investing activities	(144)	(144)
Financing activities	4,040	—

Net increase (decrease) in cash	757	(410)

21.	RELATED PARTY TRANSACTIONS

In October 2005, the Company settled notes held by CanWest Communications Corporation, the Company’s parent at that date, with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. During 2006, interest expense related to this debt totaled $0.7 million (2005 - $6.0 million).

A company affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. During 2006, rent paid to this company amounted to $1.1 million (2005 - $1.1 million) and is included in selling, general and administrative expenses. In addition, the Company has included $0.5 million of building development expenses payable to this company in selling general and administrative expenses. The obligations under these operating leases of $1.1 million continue until August 2010.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

22.	CONTRACT TERMINATION

Effective April 2005, the Company terminated the agreement under which the Company received management services from The Ravelston Corporation Limited (“Ravelston”). The agreement provided for annual payments of $6.0 million to Ravelston as well as the payment of a fee upon termination. In August 2005, the Company and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received Court approval for a termination payment in the amount of $12.8 million, which was paid in September 2005. This charge was recorded in operating expenses for year ended August 31, 2005.

23.	COMMITMENTS, CONTINGENCIES and GUARANTEES

COMMITMENTS

(a)	The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that the commitments related to these agreements will result in annual broadcast rights payments as follows:

2007	388,016
2008	166,366
2009	117,719
2010	118,311
2011	118,804

(b)	For the year ended August 31, the Company’s future minimum payments under the terms of its operating leases are as follows:

2007	88,048
2008	72,119
2009	64,971
2010	55,744
2011	48,171
Thereafter	154,523

(c)	As part of the joint venture agreement with Metro International S.A. and Torstar Corporation, the Company has agreed to fund its proportionate share of capital requirements and operating losses up to a prescribed limit per city. Currently, the Company has agreed to the launch of Metro in four cities with the aggregate amount of the commitment being $9.8 million, of which $4.0 million has been funded.

CONTINGENCIES

(d)	The Company has requested arbitration related to $94.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $108.3 million by the Company. The outcome and recoverability of this claim is not determinable.

(e)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defense, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

(f)	CanWest MediaWorks (NZ) Limited has received a Statement of Position from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$14.4 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is correct and does not believe that any material additional tax liability will result and CanWest MediaWorks (NZ) Limited intends to dispute the proposed adjustments.

(g)	The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

GUARANTEES

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors’ and officers’ liability insurance coverage.

24.	SEGMENTED INFORMATION

The Company operates primarily within the publications and interactive, television, radio and outdoor advertising industries in Canada, Australia, New Zealand, Turkey and Ireland. Segmented information has been retroactively revised to reflect the Company’s classification of the Ireland television and Canadian radio as discontinued.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegmented information as if the sales were to third parties.

Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue(1)		Segment Operating profit		Total assets		Capital expenditures
	2006	2005	2006	2005	2006	2005	2006	2005
Operating Segments
Publications and Interactive – Canada	1,258,455	1,228,851	248,429	254,875	2,749,774	2,669,128	22,087	21,765
Television
Canada	656,275	696,106	31,487	126,425	1,365,867	1,378,266	36,028	21,329
Australia – Network TEN	656,306	783,315	197,229	293,528	581,977	604,661	12,806	9,065
New Zealand	108,886	122,995	25,939	30,110	105,400	115,991	5,899	5,953

	1,421,467	1,602,416	254,655	450,063	2,053,244	2,098,918	54,733	36,347

Radio
Radio – New Zealand	83,926	93,428	23,990	26,392	127,508	138,584	4,437	4,508
Radio – Turkey	5,726	—	2,610	—	72,672	—	335	—

	89,652	93,428	26,600	26,392	200,180	138,584	4,772	4,508

Outdoor – Australia	109,051	107,790	19,593	23,173	171,455	147,443	7,572	7,036
Corporate and other(2)	—	—	(39,928)	(32,065)	465,687	247,783	697	28,494
Discontinued operations	—	—	—	—	2,468	28,454	—	—

	2,878,625	3,032,485	509,349	722,438	5,642,808	5,330,310	89,861	98,150

Ravelston management contract termination			—	(12,750)

			509,349	709,688

Amortization of intangibles			12,423	20,341
Amortization of property, plant and equipment			94,171	90,943
Other amortization			7,383	5,197

Operating income			395,372	593,207
Interest expense			(194,216)	(251,120)
Interest income			2,510	2,766
Amortization of deferred financing costs			(6,494)	(12,708)
Interest rate and foreign currency swap losses			(138,639)	(121,064)
Foreign exchange gains			(7,941)	8,583
Investment gains, losses and write-downs			102,490	1,527
Goodwill impairment			—	(41,406)
Asset impairment			—	(9,629)
Loss on debt extinguishment			(117,401)	(43,992)

Earnings before income taxes			35,681	126,164

(1)	Represents revenue from third parties. In addition, the following segments recorded intercompany revenues: Canadian Television - $1.6 million (2005 - $1.0 million) Publications and Interactive – Canada $3.3 million (2005 - $.6 million).
(2)	Corporate and other in 2005 have been reclassified to conform with the presentation adopted in the current year.

25.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP. Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principal differences affecting the Company

(a)	Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. Similar requirements under Canadian GAAP are not currently effective for the Company, however upon adoption of CICA 1530, Comprehensive Income, no such GAAP difference will exist.

(b)	Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2006 - $1,883 (2005 - $3,568), with related tax recoveries of: 2006 - $150 (2005 - $1,273) the reversal of amortization of pre-operating costs of: 2006 - $2,416 (2005 - $2,297), with related tax provisions of: 2006 - $829 (2005 – $820) and the recording of minority interest share of: 2006 - $48 (2005 - nil) and the reversal of pre-operating costs written off of: 2006 - $2,025 (2005 – nil), with related tax provisions of: 2006 - $675 (2005 – nil) The balance sheet effect of these adjustments was: other assets reduced by $5,211 (2005 - $7,769), long term future tax liability reduced by 2006 - $1,427 (2005 - $2,781), minority interest decreased by: 2006- $35 (2005 – nil), and shareholder’s equity reduced by the net amount of: 2006 - $3,749 (2005 - $4,988).

(c)	Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in an increase in net earnings of: 2006 – $6,511 (2005 – decrease in net earnings of $622). The balance sheet effect of these adjustments was: increase retained earnings by: 2006 - $15,923 (2005 - $9,412) and decrease accumulated other comprehensive income by: 2006 - $15,923 (2005 – $9,412).

Under Canadian GAAP cumulative currency translation adjustments are presented as a separate component of shareholder’s equity. Under U.S. GAAP it is a component of accumulated other comprehensive income. The U.S. GAAP reconciliation reflects this reclassification.

(d)	Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2006 - $7,558 (2005 - $6,463), with related tax recoveries of 2006 - $2,500 (2005 - $2,321). The balance sheet effect of these adjustments was to reduce goodwill by: 2006 and 2005 - $18,639, increase long term future tax liability to: 2006 - nil (2005 - $2,500), reduce other long term accrued liabilities to: 2006 - nil (2005 - $7,558), and reduce shareholders’ equity by: 2006 - $18,639 (2005 - $13,581).

(e)	Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to increase goodwill by: 2006 and 2005 - $ 38,503 and increase shareholder’s equity by: 2006 and 2005 - $38,503.

(f)	Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these costs incurred of: 2006 - $1,206 (2005 – nil). The balance sheet effect was to reduce intangible assets by: 2006 - $3,531 (2005 - $2,325), reduce long term future tax liability by: 2006 - $860 (2005 - $860), and to reduce shareholders equity by: 2006 - $2,671 (2005 - $1,465).

(g)	Investment in marketable securities

For U.S. GAAP, investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. For the Company’s other investments, fair value is not readily determinable and are accordingly carried at cost. The U.S. GAAP reconciliation had no effect for the periods presented.

(h)	Pension valuation allowances

Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2006 - $112 (2005 - $150), with related tax recoveries of: 2006 - $36 (2005 - $52). The balance sheet effect was to increase long term other assets by: 2006 - $460 (2005 - $572), increase long term future tax liability by: 2006 - $178 (2005 - $214) and increase shareholders’ equity by: 2005 - $282 (2005 - $358).

(i)	Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in Mystery and Metro. The proportionate interest is disclosed in note 20. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

(j)	Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivatives are included in the statement of earnings. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met and non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair values of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income over the term of the hedged transaction. The U.S. GAAP reconciliation reflects the recording of losses on interest rate and cross-currency swaps of: 2006 - $19,771 (2005 – gain of $3,315), with related tax recoveries of: 2006 - $7,920 (2005 – provision of $18,624). The balance sheet effect was to increase long term swap liabilities by: 2006 - $85,055 (2005 - $65,776), reduce future tax liabilities by: 2006 - $27,729 (2005 - $19,981) and decrease minority interest by: 2006 - $1,525 (2005 – $1,393), and reduce shareholders’ equity by: 2006 - $55,801 (2005 - $44,402).

(k)	Integration costs related to the acquisition of the publishing properties

Under Canadian GAAP certain integration costs related to the acquisition of the Company’s publishing properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The balance sheet effect was to decrease goodwill by: 2006 and 2005 - $1,663, decrease minority interest by: 2006 – $429 (2005 – nil), and reduce shareholders’ equity by: 2006 - $1,234 (2005 - $1,663).

(l)	Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies is included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2006 and 2005 - $7,000.

(m)	Future income taxes

Under U.S. GAAP, the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted. The related U.S. GAAP balance sheet effect would be to increase goodwill by: 2006 and 2005 - $160,500, increase minority interest by: 2006 - $11,069 (2005 – nil), and increase retained earnings by: 2006 - $149,431 (2005 - $160,500).

(n)	Additional minimum liability

Under FAS 87, Employers’ Accounting for Pensions, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP. The effect on the U.S. GAAP reconciliation in the current year was to increase other comprehensive income by: 2006 - $14,063 (2005 – decrease of $18,351), net of tax of: 2006 - $9,046 (2005 - $10,323). During the current year, an amount of $8,967 was reclassified from accumulated other comprehensive income to intangible assets related to the transitional obligation not being included as a component of past service costs. The balance sheet effect was to increase other long term liabilities by: 2006 - $49,682 (2005 - $84,274), increase intangible assets by: 2006 - $20,699 (2005 - $13,558), decrease other assets by: 2006 - $15,609 (2005 – increase of $3,015), decrease future tax liabilities by: 2006 - $15,326 (2005 - $24,372), and decrease shareholders equity by: 2006 – $29,266 (2005 - $43,329).

(o)	Dilution gain on sale of Limited Partnership

The table below reflects the US GAAP differences in calculating the dilution gain on the sale of 25.8% of the Limited Partnership described in note 2.

Dilution gain – sale of 25.8% sale of Limited Partnership in accordance with Canadian GAAP	101,370
US GAAP adjustments:
Pre-operating costs (b)	431
Goodwill adjustment related to integration costs (k)	429
Future income taxes (m)	(11,069)

Total US GAAP adjustments	(10,209)

Dilution gain – sale of 25.8% sale of Limited Partnership in accordance with US GAAP	91,161

Adopted accounting policies

Share-Based Payments

The Financial Accounting Standards Board (“FASB”) issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123 (Revised 2004) is applicable for as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company utilizes a similar approach under Canadian GAAP and the application of this standard did not have a material impact on its results.

Proposed accounting policies

Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 (“FIN 48”)

FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment to FAS Statements No. 87, 88, 106, 132(R) (“SFAS 158”)

FASB issued SFAS 158 which requires employers to recognize in its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligation that determine its funded status as of the its fiscal year end, and recognize changes in the funded status of a defined benefit pension and postretirement plans in the year in which the changes occur through comprehensive income and a separate component of shareholders’ equity. Additional disclosures are required under this standard. The standard is applicable for fiscal years ended on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Fair Value Measurements (“SFAS 157”)

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

Considering the Effects of Prior Years Misstatements when Qualifying Misstatements in Current Year Financial Statements (“SAB 108”)

The Security and Exchange Commission issued Staff Accounting Bulletin No. 108 that provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The implication is that the assessment of the misstatements through the greater of the current year earning or closing retained earnings adjustments. SAB 108 is applicable for fiscal years ending after November 16, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2006	2005
Net earnings in accordance with Canadian GAAP from continuing operations	5,365	12,006
Pre-operating costs incurred (b)	(1,883)	(3,568)
Pre-operating costs written-off (b)	2,025	—
Amortization of pre-operating costs (b)	2,416	2,297
Realization of currency translation adjustments (c)	6,511	(622)
Costs to develop intangible assets expensed (f)	(1,206)	—
Programming costs imposed by regulatory requirement (d)	(7,558)	(6,463)
Pension valuation allowances (h)	(112)	(150)
Gain (loss) on interest rate and cross currency swaps and translation of foreign denominated debt (j)	(19,771)	3,315
Adjustment of dilution gain on Limited Partnership (o)	(10,209)	—
Minority interests effect of adjustments (1)	(264)	809
Tax effect of adjustments	9,102	(13,408)

Net loss for the year from continuing operations in accordance with U.S. GAAP	(15,584)	(5,784)
Gain on sale of discontinued operations	163,547	—
Net earnings (loss) from discontinued operations	9,760	(1,801)

Net earnings (loss) for the year in accordance with U.S. GAAP	157,723	(7,585)

Loss per share from continuing operations
Basic	$(0.09)	$(0.03)
Diluted	$(0.09)	$(0.03)
Earnings (loss) per share
Basic	$0.89	$(0.04)
Diluted	$0.89	$(0.04)
Earnings (loss) from discontinued operations per share:
Basic	$0.98	$(0.01)
Diluted	$0.98	$(0.01)

(1)	Represents the recording of minority interest share of earnings for (b) and (j).

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive income (loss) – current periods

	2006	2005
Net earnings (loss) in accordance with U.S. GAAP	157,723	(7,585)

Unrealized foreign currency translation gain (c)	(12,402)	2,506
Realized foreign currency translation loss (c)	372	—

Foreign currency translation gain	(12,030)	2,506
Transition adjustment on swaps net of tax of $172 (2005 - $176) (j)	320	316
Additional minimum liability net of tax of $9,046 (2005 - $10,323) (n)	14,063	(18,351)

	2,353	(15,529)

Comprehensive income (loss)	160,076	(23,114)

Comprehensive income (loss) – accumulated balances

	Foreign currency translation	Transition adjustment on swaps	Additional minimum liability	Total
Accumulated other comprehensive income (loss) – August 31, 2004	(23,855)	(1,917)	—	(25,772)
Change during the year	2,506	316	(43,329)	(40,507)

Accumulated other comprehensive income (loss) – August 31, 2005	(21,349)	(1,601)	(43,329)	(66,279)
Change during the year	(12,030)	320	14,063	2,353

Accumulated other comprehensive income (loss) – August 31, 2006	(33,379)	(1,281)	(29,266)	(63,926)

Comparative Reconciliation of Shareholders’ Equity

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2006	2005
Shareholders’ equity in accordance with Canadian GAAP	1,371,115	1,194,129
Pre-operating costs incurred (b)	(5,211)	(7,769)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (e)	38,503	38,503
Goodwill adjustment related to programming costs incurred (d)	(32,700)	(25,142)
Goodwill adjustment related to integration costs (k)	(1,663)	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Costs to develop intangible assets expensed (f)	(3,531)	(2,325)
Pension valuation allowance (h)	460	572
Goodwill adjustment related to resolution of acquired tax contingencies (l)	(7,000)	(7,000)
Goodwill adjustment related to future income taxes (m)	160,500	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps (j)	(82,981)	(63,210)
Transition adjustment on interest rate swaps (j)	(2,074)	(2,566)
Additional minimum liability (n)	(44,592)	(67,701)
Minority interest effect of adjustments (1)	(9,080)	1,393
Tax effect of adjustments	59,064	59,180

Shareholders’ equity in accordance with U.S. GAAP	1,441,748	1,277,839

(1)	Represents the minority interest share of shareholders’ equity for (b), (k), (m), and (j).

Other

The following amounts are included in accounts receivable:

	2006	2005
Allowance for doubtful accounts – beginning of year	15,279	16,713
Bad debt expense	3,145	6,813
Write offs during the year	(4,030)	(8,092)
Foreign exchange	(353)	(155)

	14,041	15,279

The following amounts are included in operating expenses:

	2006	2005
Rent expense	69,000	68,000

The following amounts are included in accrued liabilities:

	2006	2005
Employment related accruals	87,687	87,873

Amortization expense related to existing finite life intangibles will be $4.9 million per year in 2007 through to 2011.